3/15

07021856

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wal Mart de Mexico

*CURRENT ADDRESS

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04609 FISCAL YEAR 12-31-06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 3/15/07



Wal-Mart de Mexico

ANNUAL REPORT 2006


WAL★MART

Every day we are in touch with our customers' needs...


WAL★MART




BODEGA
Mamá Luc. aplica la quebradora
MZA STAR CHIHUAHUA
$ 25.50
SIERRA

...to offer them the best shopping


Suburbia
GRUPO FUNSAM



contents

Wal-Mart de Mexico is one of the most important retail chains in our country, operating 893 units in 139 cities nationwide, that is, self-service stores, membership warehouse clubs, apparel stores and restaurants.

It has been listed in the Mexican Stock Exchange since 1977. Its ticker symbol is WALMEX.

experience



Gracias



Walmex Share

A record of consistency:

Our shares trade on the Mexican Stock Exchange since 1977 and during these last **30 years** our shareholders have received an average annual return of **52%** in pesos.

In 2006, our stock yielded a peso return of **63%** and on **39** different occasions it broke previous records for closing prices.

Accumulated return 1977-2006* (in pesos):

29,377,033%

COTIZA EN BOLSA MEXICANA DE VALORES
WALMEX

Mx $47.56
Closing price as of December 31, 2006

1977 — 2006

* Accumulated return in pesos, considering reinvestment of dividends. In dollar terms, accumulated return is 61,396%, equivalent to an average annual return of 24%.

Accumulated real growth for the last 5 years (2001-2006, %)	
Sales	80
Net income	138
Earnings per share	146





Message from the Chairman of the Board

Dear Shareholders,

For Wal-Mart de Mexico, 2006 has been one of the most important years in our history not solely due to the way we rose to the challenges posed by the growth of our Company and the results achieved thus far, but also due to how we prepared for tomorrow -with decisiveness, with our eyes always on the future, and never forgetting our vision of contributing towards improving the quality of life for Mexican families.

In keeping with changes made to our corporate bylaws due to the new Securities Market Law, we submitted for approval to the Shareholders during the meeting held in November, the admission of four new Directors who will further enrich our Board, three of whom are women: Blanca Treviño, co-Founder and CEO of Softtek, the largest regional IT service provider in all of Latin America; Susan Chambers, Executive Vice President for People Division, Wal-Mart Stores, Inc., and who is also a member of the Council of Women who influence public policy, as well as a member in several other organizations devoted to leadership; Claire A. Watts, Executive Vice President for Product Development, Apparel and Home Merchandising for the Wal-Mart Stores in the U.S.; and John E. Fleming, Executive Vice President and Chief Merchandising Officer for the Wal-Mart Stores in the U.S. These appointments are a source of pride because they demonstrate our commitment to having Directors with a broad range of experience in our business sector and to best practices in corporate governance and gender equality.

Our Company is fortunate to have a talented, committed and highly professional top management team. Its leadership as well as the dedication of each one of our Associates, have enabled us to position our Company in such a way that we may be an agent for major changes that benefit our communities. The free flow of ideas and the open communication between our Board of Directors and Top Management has favored the effective coordination between strategies and the day-to-day workings of our organization.

We are committed to Mexico, our great country, and we work towards finding speedier solutions to our society's most pressing problems and in which our involvement maximizes the results of our efforts. It is in this spirit that our Company provides the necessary means to having closer ties with our communities, especially regarding such matters as nutrition, health, the environment, and sustainability, in line with our ongoing commitment as a Socially Responsible Company. In four years of history, the Wal-Mart de Mexico Foundation has made important achievements, and they are just the beginning.

We appreciate all the trust and confidence our shareholders have placed in us. We shall continue to protect their investments, and as always, with the utmost respect and responsibility towards our minority shareholders.

Sincerely,

Ernesto Vega
Chairman of the Board of Directors

Mexico City, February 9, 2007

Message from the Chief Executive Officer


1059

new distribution center for dry goods

With the capacity to move over 200,000 cases per day, we can more efficiently serve our units located in the states of Mexico, Queretaro, and Hidalgo.

To our Associates, customers, suppliers and shareholders:

Once again it is an honor to share with you the results of our Company in a year which, as always, was filled with challenges and opportunities that we were able to leverage with the hard work, dedication, unwavering commitment of our Associates and the efficiencies we have jointly accomplished in partnership with our suppliers. We continue improving our processes and passing on, through lower prices, the savings generated to our customers, who have favored us with their patronage.

I shall begin with the priorities established for the year that allowed us to continue generating value for all our shareholders: ongoing profitable growth, improving the shopping experience for our customers, talent development, and social responsibility.


Miel de abeja
100% pura

Ongoing Profitable Growth

The sales generated throughout this year totaled **$ 18.3 billion dollars**, once again establishing a new record for our Company. The growth in sales for total units was 15.9% and 5.9% for comp units -those units that have been opened at least one year. In nominal terms our total sales growth was 20.2%.

Our sales growth was accomplished by opening new units, increasing the productivity of existing ones, and through the different retail initiatives developed throughout the year.

During 2006 we broke a new record in both investment and the number of Grand Openings: an investment of **$ 839 million dollars** and the opening of **120 new units** from all our business formats. It should be noted that the number of openings this year alone equals the number of units opened during

Relevant Financial Data

Millions of Dollars	2006	2005	Growth, %
Net Sales	18,324	15,808	16
Operating Income	1,490	1,179	26
Net Income	1,148	910	26
Earnings per Share (dollars)	0.133	0.104	28

Note: The financial data in this report has been derived by converting pesos of constant purchasing power as of December 31, 2006 into dollars at the exchange rate of 10.8188 pesos to 1.00 dollar prevailing on the same date.

the first 24 years of our Company's history.

The following is a breakdown by business format of the units opened during 2006:

- 55 Bodega Aurrera units, 24 of which represent the prototype specially designed to meet the needs of smaller communities
- 8 Sam's Clubs
- 13 Wal-Mart Supercenters
- 5 Superama stores
- 9 Suburbia stores
- 30 Vips restaurants, 13 of which belong to the El Porton format

This year we opened a new distribution center for dry merchandise, in the metropolitan area of Mexico City. This new DC -with the capacity to move **200,000 cases** daily- will enable us to increase our efficiency by better serving units in the states of Mexico, Queretaro and Hidalgo. I wish to recognize our hard-working Construction team who built this very important facility in the record time of six months.

The leverage obtained through the combination of greater sales with reduced expenses invariably brings about increased profitability. Throughout 2006, for the ninth consecutive year our expenses were a record low compared to sales, that is, 13.5%, representing 40 basis points less than that recorded for the previous year. This important achievement is a tribute to our great Associates, and I thank them and congratulate them for their commitment, talent, and capacity for innovation.

For 32 quarters (that is, since 1999) we have reported, quarter after

Our vision is

"Contribute towards improving the quality of life for Mexican families"

Eduardo Solorzano,
Chief Executive Officer,
Wal-Mart de Mexico


PRECIOS
BAJOS
Siempre




Return on capital employed
(ROCE, %)
29.8
97
98
99
00
01
02
03
04
05
06

29.8%

record figure in return on capital employed (ROCE)

Demographics
Mexico offers great opportunities and we are preparing to meet the needs of current and future consumers.


Population Pyramid
(inhabitants)
2005
2020
Age
96 and over
91-95
86-90
81-85
76-80
71-75
66-70
61-65
56-60
51-55
46-50
41-45
36-40
31-35
26-30
21-25
16-20
11-15
6-10
0-5
26 million
38 million
28 million
30 million
106 million
120 million
regular consumers
regular consumers and those in the process of setting up their own household

quarter, increased Return on Capital Employed, as compared to the same period the previous year. 2006 was not the exception and we generated a new record of **29.8% ROCE**, 330 basis points higher than that reported last year. Continuous profit reinvestment has leveraged our growth in sales and the subsequent increases in operating income, which thoughout 2006 totalled **$ 1.5 billion dollars**, 26% higher than the figure recorded for 2005.

As of December 31, 2006, our cash position is $ 1.4 billion dollars, after investing $ 839 million dollars in our expansion, paying $ 76 million dollars in dividends to our shareholders, and repurchasing Company shares for a total of $ 461 million dollars.

We intend to continue growing all our formats and securing the profitability for our continued expansion. Just as we have always done in the past, we shall continue to employ disciplined processes in choosing locations and in making decisions regarding investments, which in the long run translates to greater returns for all our shareholders.


equate
FOAMING
JABÓN LÍQUIDO
PARA MANOS
ESPUMOSO
221mL


QUESO
REBANADO


Net Sales
Millions of Dollars
18,324
97
00
03
06


Leverage
%
Operating expenses
8.1
13.5
Operating income
97
00
03
06

FILE N°
82-4609

Shopping Experience

Every Day Low Prices are the cornerstone of our business strategy. During the year we implemented a **commercial plan** aimed at generating greater efficiencies that were then passed on to the consumer through lower prices.

The savings obtained by our customers through this program amounted to $ 112 million dollars.


WAL·MART

Our assortment and operation are continuously being analyzed from the customer's point of view. At Wal-Mart Supercenter we continue working on the detailed development of a store merchandise layout into what is known as "shopping worlds". Merchandise is displayed according to related themes, creating a comfortable atmosphere and making it easier for customers to find all the items they need according to the "world" in question. We first remodeled a Supercenter in Mexico City to serve as a pilot unit, with the purpose of improving the shopping experience in electronics, health and beauty, sports, prepared foods, and deli. These same innovations were later applied to a new store that we also opened in Mexico City, which included suitable modifications stemming from the lessons learned during the pilot program. The results have proven very positive, allowing us to better identify what our customers prefer.

Similar to the case of our Supercenters, in Superama we are enhancing our product assortment for our Fresh departments. Moreover, we have conducted several road shows or events that highlight products from different countries or which had specific themes for accessories (basketry, food storage containers


WAL·MART

commercial plan based on three lines of action:

The **massive rollbacks** of over 10,000 items from practically all departments in our Bodega Aurrera, Supercenter and Superama stores

Super items: Novel items with a very attractive value/ price ratio

Interest-free months for big-ticket items

Relevant events during 2006
Filed with the Mexican Stock Exchange

9 feb	Filing of results for 2005
24 feb	The decision to have a Webcast of the annual meeting with analysts is reported
28 feb	Report made on agreements reached during Annual Shareholders' meeting
17 mar	Announcement made regarding the presentation to be made by the Chief Executive Officer of Wal-Mart de Mexico in the "2006 Retailing Leaders Conference", hosted by Merrill Lynch
22 mar	The factor to estimate dividend payments is announced - cash dividends: Mx$0.38 per share; or one share per each 80.05 shares already owned
7 apr	Results regarding payment of dividends: 26% of our shareholders requested cash payment and 74% requested in-kind, for whom a total of 80 million new shares were issued
10 apr	Results for the first quarter of 2006
10 jul	Results for the second quarter of 2006
2 aug	Announcement made on the Company's decision to obtain the authorization to operate a Universal Banking Institution in Mexico
4 sep	Announcement made regarding a presentation to be made by the Chief Executive Officer of Wal-Mart de Mexico during the "13th Annual Global Retailing Conference", hosted by Goldman Sachs
10 oct	Results for the third quarter of 2006


moda


Jugo
de
Tomate
Great
Value
Adicionado
Con Vitamina C
PRODUCTO PASTEURIZADO
SIN ADICION DE COLORANTES
NI CONSERVADORES
CONT. NET. 1 L

for the kitchen, stainless steel items, etc.). These events are an important factor that differentiate us from the competition and complement the value proposition offered by Superama.

Our Suburbia units have been extensively remodeled to better display our items. Merchandise design and selection processes have been improved to offer our customers the latest styles and reduce lead time to market.

At Vips we have included in our menus alternatives for customers who face problems in processing and consuming glucose. This is a serious health issue in our country and we want to offer all our customers greater possibilities to enjoy a wider variety of healthy choices, and enhance their eating experience.

In addition to the examples I have mentioned, the consistency of everything we do at Wal-Mart de Mexico, through our policy of Every Day Low Prices, has made us the company of choice for **852 million customers** who, throughout the year, favored us with their patronage. Once again, we thank all of them. This figure represents yet another record year for our Company and its magnitude entails a huge responsibility that we gladly assume, as we commit even more to our vision of contributing towards improving the quality of life for Mexican families.

Now I would like to tell you about the project we initiated in 2006, which will allow us to supplement our value proposition and improve the shopping experience for all our customers - the **Wal-Mart de Mexico Adelante Bank**.

The bulk of our customers, primarily from middle and middle-low income levels, do not have access today to regular banking services, or their access is limited. When it comes to businesses, especially the micro and small ones which purchase their goods from Sam's Club, the existing range of financial products -especially credit- has made them resort to unconventional financing sources.

The bank has been thought of as an additional driver for our retail operation which, by leveraging our geographical coverage, will allow us to fill current gaps in financial services for unbanked low income people and micro and small sized companies.

We are convinced there will be excellent medium and long term opportunities to serve our customers financial needs. However, since implementation will be gradual, in the near future the results produced by the Bank will not significantly impact the results for Wal-Mart de Mexico as a whole.


Customers served
Millions
852
97
00
03
06


Number of Associates
141,704
97
00
03
06


AURRERA

Talent Development

As I have stated, the results posted by our Company are in fact a tribute to the capacity, commitment and enthusiasm of our **141,704 Associates**. Once again, I offer my deepest appreciation and I firmly commit to working together so Wal-Mart de Mexico may become the best place to work, by:

- Promoting gender equality at all levels with a spirit of equal opportunities for all our Associates.
- Offering support for career development. We periodically assess the degree of personal achievement for each Associate and provide them with the tools needed to obtain the competencies and experience required for development on the job.
- Fostering sound ethics throughout the organization, as we are convinced of the well-being and overall feeling of satisfaction that is generated when people know they are doing the right thing.

Talent development continues to head the list of priorities because it represents one of the greatest challenges for the future. This year alone we generated, through our expansion, **17,409 new direct and permanent jobs**.

During this year, some 121,025 Associates invested over 5.3 million man-hours in diverse education, training and management development programs. Efforts made both by the Company and by our Associates resulted in 19,569 promotions, thereby allowing us to fill different store and home office positions. I congratulate each and every one of them and encourage them to continue growing within our organization. Opportunities will constantly appear and we have to be ready to embrace them as we have always done up until now.

Our consistent growth affords us several benefits, among which was our possibility to transfer



Associates, by gender
%


51
49
Female
Male

Number of Associates
by age

	from 18 to 24 years	from 25 to 34 years	35 years and above
Associates	43,701	55,323	42,680



51%

of our Associates are women

For the 4th consecutive year, we met the requirements needed to maintain the Gender Equality certification awarded by the National Women's Institute.



some **3,324 Associates** throughout 2006 to units that opened close to their homes and/or places of origin.

Throughout the history of our Company, having state-of-the-art Information Systems has been instrumental in enabling us to operate with optimum efficiency. I am proud to say that this year our Information Systems Department was charged with the task of being the first remote development center for systems throughout the Wal-Mart world. This not only entails a great responsibility -which is a great source of pride for us- but also a matter of great joy due to the implicit recognition of being chosen because of the pool of talent that our team represents.

Our growth for 2007 will create new and permanent jobs as well as development opportunities for all our Associates.

3,324

Associates were relocated to units closer to their homes


Great Value
Great Value


Number of units
893
97
00
03
06


Openings per year
120
97
00
03
06



25,605
Associates worked as volunteers in several communitary projects

Social Responsibility

Since 2001, Wal-Mart de Mexico has received recognition as a Socially Responsible Company by the Mexican Center for Philanthropy (CEMEFI), largely thanks to having made the concept of being a good corporate citizen, both a key component of our culture, and a permanent feature of our business strategy. Although this recognition is important, the results we have achieved are of even greater importance.

The principal component of our social programs are our **volunteers**. Those **25,605 Associates** who volunteered a total of 290,000 man-hours of their time are the force behind making social actions by Wal-Mart de Mexico a reality. Thanks to them and their selfless commitment we have assisted more than 1.9 million people through programs in child nutrition, burn prevention, beautifying of parks and the planting of trees, maintenance to schools, old age homes, orphanages, and hospitals, to name just a few. Thank you so much to all our Associate volunteers and their families for having joined our cause.

The conservation and protection of the environmental conditions of our planet have become an increasingly critical situation and demand the immediate involvement


Fancy
CASHEWS
NUEZ DE LA INDIA

93%
of the merchandise we sell is purchased from Mexican suppliers



57 new wastewater treatment plants

We continue investing in water recycling technology for use in our units. This year we built 57 new plants, giving us a total of 200 treatment plants currently in operation and enabling us to save more than 160 million gallons of water per year.

of all members of society. We have decided to assign top priority to all those initiatives promoting environmental conservation and protection and we are confident that the magnitude of our operations will lend itself to making far-reaching advances in this field.

We now have programs designed to increase energy savings in our units, ranging from the use of state-of-the-art lighting systems to the installing of efficient and environment-friendly refrigeration and air conditioning equipment. Procedures have been created for all our operating units regarding proper waste disposal. We have activities favoring the recycling of materials such as paper and cardboard, plastic, Christmas trees, and cooking oil, among others. We are working on several fronts to reduce the use of paper. We actively promote the production and sale of biodegradable items as well as including organic products in our stores.

In order to be better prepared for disaster situations, the Center for Operation Continuity was created for the purpose of coordinating disaster relief efforts among the areas of our Company, thereby responding to the needs of our Associates, reestablishing operating efficiency in our units, and ensuring the supply of needed merchandise in affected communities as quickly as possible.

For greater detail regarding this and other subjects, consult the Walmex 2006 Social Responsibility and Sustainability Report, attached to this document.

I want to once again thank our suppliers for everything they did this year to help us efficiently


Productos
Orgánicos
• Mantienen un Balance Ecológico
• Cultivados Sólo con Elementos Naturales


Investment in fixed assets
Millions of dollars
839
97
00
03
06


New Associates
per each year
17,409
97
00
03
06


AURRERA
Café
puro soluble
CONT. NET. 100g

meet the needs of our customers. One of the top priorities for Wal-Mart de Mexico is to maintain frank, open and mutually beneficial relations with our many suppliers.

Early in the year we launched a program designed to support suppliers from micro, small, and medium-sized companies, and therefore created a one billion-peso revolving fund with Nacional Financiera, Mexico's development bank. This fund was set aside so suppliers who wished to do so, could obtain financing at the lowest rate available on the market: 100 basis points below interbank rate. Through this program, over 2,050 companies received financing for working capital, totaling some $ 1.2 billion dollars.

Wal-Mart de Mexico supports numerous small and medium-sized producers in Mexico through several initiatives such as local sourcing and Regional Fairs in numerous states. In 2006, we helped to promote the products of local suppliers from the states of Colima, Guanajuato, Hidalgo, Jalisco, San Luis Potosi, Tabasco and Tamaulipas. It's a pleasure for me to add that the Regional Fairs we conducted allowed us to drive the development of **258** micro and small-sized suppliers.

In July, we established the Wal-Mart de Mexico Supplier Advisory Board -with domestic and international suppliers from small, medium and large-sized companies- to serve as a forum that looks to generate conditions favoring the exchange of ideas and best practices to strengthen the ties between our suppliers and our Company, create synergies within the sector, increase the competitiveness of Mexican producers, and expand the supply chain throughout Mexico. We are quite sure that initiatives of this type will allow us to make our supply chain even more efficient and provide added benefits to our customers.

I appreciate the vote of confidence from our Associates, customers, suppliers and shareholders.

Sincerely,

Eduardo Solorzano
Chief Executive Officer

258

micro and small-sized companies participated in our Regional Fairs


Chiles
Chipotles
Adobados
Great Value
Chícharos con Zanahorias

Bodega Aurrera


Avery Berkel

Austere discount stores offering basic merchandise, food and household items.
Value proposition: Price.




AURRERA
Fórmula láctea

FILE N° 82-4609

Thousands of items from the most important categories were rolled back, generating savings of almost $ 64 million dollars for our customers



1,608
2,672
5,902
97
01
06

Sales
Millions of dollars



4,095,944
5,687,428
11,487,945
97
01
06

Installed Capacity
Sq. Ft. of sales area



A new advertising campaign with "Mama-Lucha" to support low prices

In 2006 Bodega Aurrera grew to over ten million square feet of installed capacity through the opening of 31 units, of which 11 are located in cities where we had no previous presence.

Bodega Aurrera launched a novel campaign in July with the creation of a new character: "Doña Lucha", representing the typical housewife who struggles every day to provide the best for her family, but with a limited budget.

To successfully accomplish her goal, "Doña Lucha" transforms into "Mama-Lucha" who wrestles against prices to stretch the family income. Hence, the creation of an icon who represents the super-heroine of savings and the champion of low prices.

In coordination with this campaign, prices for thousands of items were rolled back in the most important Bodega Aurrera categories, thus saving our customers some $ 64 million dollars.

With the purpose of taking our philosophy of low prices to communities where our customers would otherwise have to travel, in some cases, great distances to neighboring towns to meet their shopping needs, 24 Mi Bodega units were opened throughout 2006. The target communities for this format have between 25,000 - 40,000 inhabitants.

An example is the unit located in Salvatierra, in the state of Guanajuato, with a population of less than 33,000, where we serve 58,000 customers per month; this figure is equivalent to having all the town's inhabitants shop our store once or twice monthly.

$ 5,902 million dollars in sales
11,487,945 sq. ft. of sales area
45,653 Associates

32% share over total sales
40,000 SKUs
55 openings

258 units





Present in 119 cities nationwide

Sam's Club


Carnes

Membership warehouse clubs focused on businesses and consumers who buy in large volumes.
Value proposition: Price leader, Volume, New and unique merchandise.





FILE N°
82-4609

We introduced a new line of organic products with our private label Member's Mark



1,456
2,961
5,037
97
01
06
Sales
Millions of dollars
2,917,663
4,439,364
6,266,299
97
01
06
Installed Capacity
Sq. Ft. of sales area



Rica Burguer
Bakers & Chefs
Carne para Hamburguesas
Bakers & Chefs
Yoghurt
sabor Piña Coco

A greater number of national brands for General Merchandise

In 2006, Sam's Club opened eight new units, of which five were built in an equal number of cities where we had no previous operations: Tulancingo in the state of Hidalgo; Gomez Palacio in Durango; Matamoros in Tamaulipas; Tepic in Nayarit; and Chetumal in Quintana Roo.

Sam's Club reinforced development of one our private labels for members devoted to the restaurant industry and food preparation: Bakers & Chefs.

We also launched a new line of organic food products under the label of Member's Mark Organics, and we improved assortments for candies, restaurant-related items, chemicals and cleaning products, wines, juices, and dry grocery products.

A greater number of national brands were introduced in General Merchandise in order to continue broadening our assortment and providing our members with greater value. Moreover, we imported several products from different categories that were not previously available in Mexico, thereby continuing to offer the product differentiation that our members expect from us.

The success we have achieved to date further encourages us to work more along these lines, as our members appreciate and recognize our efforts each time they walk through our doors.



Member's Mark
ORGÁNICO

$ 5,037 million dollars in sales
6,266,299 sq. ft. of sales area
19,916 Associates

28% share over total sales
4,700 SKUs
8 openings

77 units





Present in 55 cities nationwide

Wal-Mart Supercenter


Campismo
de aire

Supercenters providing the widest assortment of merchandise, from groceries and fresh, to apparel and general merchandise.
Value proposition: Price and Assortment.




Chiles
Jalapeños
en Escabeche

FILE N°
82-4609

We grew our product catalog by approximately 15,000 items, offering our customers a better assortment in our stores



2,405
2,800
5,023
97
01
06

Sales
Millions of dollars



5,365,503
6,268,620
11,157,123
97
01
06

Installed Capacity
Sq. Ft. of sales area



Our assortment and our operation are constantly analyzed from the customer's viewpoint

We have successfully set up operations in six cities where we had no previous presence: Nogales in the state of Sonora; Uruapan in Michoacan; Tuxtla Gutierrez, in Chiapas; Tijuana and Ensenada, in Baja California; and Celaya, in Guanajuato.

We have designed a new layout so as to enhance the shopping experience for our customers.

By adopting "shopping worlds", merchandise is displayed according to related themes, creating a comfortable atmosphere and making it easier for customers to find all the items they need according to the "world" in question.

At different points in the year, we conducted seven Regional Fairs in the states of San Luis Potosi, Hidalgo, Jalisco, Colima, Tabasco, Tamaulipas and Guanajuato. As a result of these Regional Fairs and the success of the newly-incorporated products, we enrolled new micro and small-sized regional suppliers to sell their products in our stores.

We improved merchandise assortment by growing our product catalog by approximately 15,000 items.

In our aim to continue achieving energy efficiency goals, lighting technology designed to reduce energy consumption has been adopted by 80% of our units.

$ 5,023 million dollars in sales
11,157,123 sq. ft. of sales area
38,249 Associates

27% share over total sales
95,000 SKUs
13 openings

118 units





Present in 46 cities nationwide

Superama



Supermarkets located in residential areas.
Value proposition: Quality, Convenience and Service.





FILE N° 32-4609

The most important factor for customers visiting our Superama units is our wide assortment of Fresh products


580
683
964
97
01
06

Sales
Millions of dollars


571,240
761,865
1,108,006
97
01
06

Installed Capacity
Sq. Ft. of sales area


Via Verde
Barras de amaranto orgánico
CONT. NET. 150g
Via Verde
Dulce de leche orgánico
CONT. NET. 340g

We launched a new brand of organic products -ViaVerde

Expansion plans for Superama to new cities throughout Mexico have continued and this year we set up operations for the first time in the following locations: Aguascalientes, in the state of Aguascalientes; Villahermosa, in Tabasco; and Xalapa, in Veracruz.

A new prototype has been developed to enhance the shopping experience for our customers, through the design of a customer-friendly circuit throughout Fresh, which are key products for the typical Superama customer. This new layout covers Deli, Bakery, and Wines and Liquors, with the added plus of new assortments to entice our visitors to purchase more.

There is an ever growing need for organic products that we have begun to address.

Organic products are those free of pesticides, hormones and genetically modified organisms during planting, growth, and packaging processes and during the distribution of the end-product.

ViaVerde Organicos is a line of integrated organic food products, which contains the basic nutritional elements for all ages and lifestyles, therefore making it ideal for the whole family. This line was developed with Mexican producers from all regions of the country, and their catalog includes 120 products from the following categories: Produce, Frozen, Deli, Dairy, Basic Groceries and Processed Groceries.

All ViaVerde products are certified by both local and international agencies, guaranteeing their classification as organic.

$ 964 million dollars in sales
1,108,006 sq. ft. of sales area
8,462 Associates

5% share over total sales
25,000 SKUs
5 openings

60 units





Present in 12 cities nationwide

Suburbia



Apparel stores aimed at middle-income families, offering fashion and quality at the best possible price.
Value proposition: Basic fashion items and Appealing prices.





We have incorporated the concept of "Fast Fashion" in our value proposition, consisting of providing our stores with the latest styles in women's apparel


506
658
881
97
01
06

Sales
Millions of dollars


1,806,010
2,755,336
2,912,797
97
01
06

Installed Capacity
Sq. Ft. of sales area


Suburbia
último
de la
por:
Suburbia



We also have an Express service for the authorization of the Suburbia credit card the same day it is requested

We are in the final stages of considerably remodeling our stores. Among the improvements we have made are lighting, wider spaces and aisles and new layouts that allow for optimum display of merchandise. All our stores also offer Layaway and Credit services, in addition to free alterations in 15 minutes.

Our units now boast new fixtures that enable the display of several garments, as well as a better use of brand logos.

Expandable fixtures are now being used in storage areas to improve productivity and provide greater control over inventory. Energy savings have been possible thanks to the use of new technology designed to increase efficiency.

On the product end, we have improved our design and product development processes to considerably reduce lead time and have the latest trends in color, textures and designs. All these changes allow us to be more responsive to our customers thereby reducing the number of markdowns and improving margins.

Within our range of financial services, we developed a fixed payment system through which our customers can choose the best terms, that is, from 3 to 9 fixed monthly installments, with the advantage of a very competitive interest rate.

Acceptance by our customers has been quite positive, thus encouraging us to continue looking for new ways to enable them to revamp their wardrobe by being able to afford the latest in fashion at *Every Day Low Prices.*

$ 881 million dollars in sales
2,912,797 sq. ft. of sales area
8,669 Associates

5% share over total sales
9 openings

62 units





Present in 20 cities nationwide

Vips


Desayunos
Vips

Restaurant chains known for their service, quality, price and location. This division includes Vips and Mexican-food El Porton restaurants. Value proposition: Price, Service, Quality and Comfort.



We want to be the best alternative for our customers, not just in flavor, service and experience, but also because our menus offer balanced and nutritional dishes


275
399
517
97
01
06

Sales
Millions of dollars


36,000
53,215
73,060
97
01
06

Installed Capacity
Seats


Vips en Balance.
Sabor sin Preocupaciones.
Centro Antidiabético México
Cambiando Vidas.



Balanced Vips Meals is a new offering for those wishing to control their weight

Balanced Vips Meals is a new proposal aimed at persons who want to watch their weight or who have dietary restrictions due to sugar-processing issues, but without sacrificing taste and appeal.

Our menu includes low-cal and low sugar content dishes, with recipes approved by the Mexican Center for the Prevention of Diabetes.

The acceptance by our customers, especially those having to control glucose intake, has been quite positive because they can now order in our restaurants tasty, but healthy, desserts such as blueberry cheese cake or our traditional chocolate brownies.

In order to provide speedier service, our sales personnel use PDA terminals when taking our customers' orders. This new technology automatically sends the order to the kitchen, and meals are served with greater efficiency, reducing waiting time by as much as four minutes.

Vips on line stems from the need expressed by our customers to have wireless internet connection. Those who wish can now make better use of their time, all while enjoying our pleasant atmosphere and delicious cuisine.

Last but not least, in order to attract entire families, we further enhanced the value of our kids' menu through various initiatives, such as permits obtained for the use of licensed characters on our napkins, placemats with games, and newly-decorated play areas and windows.

$ 517 million dollars in sales
73,060 seats
20,755 Associates

3% share over total sales
30 openings

318 units





Present in 59 cities nationwide

Corporate Governance

The structure and responsibilities of the Board of Directors, our Code of Ethics and in general all the activities performed by our Company follow the best practices of good corporate governance.

Board of Directors

Our Board of Directors is charged with overseeing the management of the business.

Composition.

> All the members are appointed on a yearly basis by the shareholders at the annual meeting
> Independent Directors must comprise a minimum of 25% of the total number of Board Directors
> Minority shareholders whose shares represent at least ten percent of the total equity shall have the right to appoint a Director and the corresponding Alternate, and neither may be removed until the other members of the Board of Directors are also removed
> The Board meets a minimum of four times a year

Primary Responsibilities.

> Choosing the Chief Executive Officer
> Acting as consultant/counsel for Company top management
> Working actively with the CEO to develop general corporate strategies for the Company
> Overseeing the performance of Company Officers
> Approve all policies regarding information and communication with shareholders and the market

Other Practices.

> The Board evaluates the performance of each Director
> Independent Directors have experience in the line of business of the Company
> The Board has access to independent consultants
> The duties of the Chairman of the Board of Directors and of the CEO are separate
> The Chairman of the Board is forbidden to act as Secretary or preside over Board committees

The Board has three committees, whose duty is to analyze in greater detail, matters pertaining to its sphere of action, and make suggestions to the Board so it may study the information and make the decision most suitable to creating the best possible value for all our shareholders.

Audit Committee

There are three Directors, all of them independent. Included among the primary responsibilities are appointing the Independent Auditor for the Company; establishing the fees; overseeing internal controls and ensuring they are suitable for the Company and that they meet all applicable legal and accounting regulations; and reviewing related-party transactions conducted by the Company.

The Audit Committee is also empowered to review Financial Statements and ensure they reflect a true and accurate overview of the financial situation of the Company.

This Committee has the necessary procedures to receive, keep and respond to all complaints regarding accounting practices and controls, and all audit-related matters. There is a system in place that protects the anonymity of any and all persons who make complaints regarding accounting issues.

The Audit Committee is authorized and has the resources needed to hire legal counsel and any other outside consultant service required in meeting its responsibilities.

The following are Audit Committee requirements:

> All Audit Committee members are Independent Directors
> All members have expertise in finance
> Independent auditors do not perform consultancy services for the Company
> The partner from the Independent Audit firm who renders an opinion on the Financial Statements for the Company must be periodically changed
> The Audit Committee holds private meetings and receives periodic reports from Internal Audit, Legal, and Compliance and Ethical Behavior areas

Audit Committee members:

Jesus Reyes-Heroles*
(Chairman)
Blanca Treviño*
Ernesto Vega*

Corporate Practices Committee

There are three Directors, all of them independent..

The purpose of this committee is to reduce potential risk of conducting transactions that could compromise Company assets, or that could

FILE N° 82-4609

favor a specific group of shareholders. The primary responsibilities are:

- Calling shareholder meetings and have the order of business for the meeting include all points deemed necessary
- Approving policies governing the use and possession of Company assets
- Assisting the Board of Directors in producing reports on accounting practices
- Authorizing related-party transactions, total compensation for the CEO and all policies regarding total compensation for top management

Members of Corporate Practices Committee:

Jesus Reyes-Heroles* (Chairman)
Blanca Treviño*
Ernesto Vega*

Executive Committee

There are three Directors. Among their responsibilities is that of strategic planning for the Company.

Members of the Executive Committee:

Michael T. Duke (Chairman)
Eduardo Solorzano
Craig Herkert

Code of Ethics

For Wal-Mart de Mexico, honesty and integrity continue being absolutely non-negotiable core values, and we constantly oversee that these permeate all our activities.

The following are some of the major points covered under our Code of Ethics:

- Open-door policy
- Supplier relations
- Accounting and computer standards
- Information disclosure
- Discrimination
- Use of company property, facilities and assets
- Conflicts of interest
- Gifts and gratuities
- Privileged information
- Health, safety and environment
- Equal employment opportunities
- Conflict of interest on the job
- Harassment and inappropriate behavior
- Hiring of family members

Wal-Mart de Mexico has an area of corporate compliance charged with communicating and fostering observance of our ethical behavior policies and corporate governance, as well as strict adherence to the statutes which govern our company. The Audit Committee periodically receives reports from this area.

Each year we reply and send to the Mexican Stock Exchange the "Code of Corporate Best Practices", which is available on the institution's website.

Board of Directors

Chairman
Ernesto Vega*
Board member since 2001

Directors	Alternate Directors
Susan Chambers Board member since 2006	Wan Ling Martello Board member since 2006
Michael T. Duke Board member since 2006	Marc N. Rosen Board member since 2001
John Fleming Board member since 2006	Marc N. Rosen Board member since 2001
Craig R. Herkert Board member since 2001	Marc N. Rosen Board member since 2001
Rafael Matute Board member since 1998	Jose Angel Gallegos Board member since 2004
Jesus Reyes-Heroles* Board member since 2004	Antonio Echebarrena* Board member since 2006
Eduardo Solorzano Board member since 2000	Jose Angel Gallegos Board member since 2004
Lee Stucky Board member since 2000	Wan Ling Martello Board member since 2006
Blanca Treviño* Board member since 2006	Antonio Echebarrena* Board member since 2006
Ernesto Vega* Board member since 2001	Antonio Echebarrena* Board member since 2006
Claire Watts Board member since 2006	Wan Ling Martello Board member since 2006

Secretary
Jose Luis Rodriguezmacedo

Assistant Secretary
Enrique Ponzanelli

* Independent Directors

Senior Officers

Our top management team is young -averaging 48 years old- and with a wide experience -18 years working in our company

Chief Executive Officer
Eduardo Solorzano
> 49 years old and 17 years of experience in the Company.

Vice Presidents

Victoria Alvarez
> Vice President, General Merchandise and Apparel, Self-Service Division.
55 years old and 24 years of experience in the Company.

Raul Argüelles
> Vice President, Corporate Affairs.
43 years old and 3 years of experience in the Company.

Miguel Baltazar
> Vice President, Wal-Mart Supercenter.
54 years old and 30 years of experience in the Company.

Alejandro Bustos
> Vice President, Suburbia.
55 years old and 35 years of experience in the Company.

Ruben Camarena
> Vice President, People Division.
50 years old and 16 years of experience in the Company.

Francisco Casado
> Vice President, Centralized Negotiations for Wal-Mart, The Americas.
54 years old and 26 years of experience in the Company.

David Dager
> Vice President, Food and Consumibles, Self-Service Division.
48 years old and 21 years of experience in the Company.

Xavier del Rio
> Senior Vice President, Real Estate Negotiations.
59 years old and 28 years of experience in the Company.

Alberto Ebrard
> Vice President, Specialty Division, Self-Service Division.
45 years old and 13 years of experience in the Company.

Xavier Ezeta
> Senior Vice President, Real Estate Development.
40 years old and 18 years of experience in the Company.

Jose Angel Gallegos
> Executive Vice President, People Division, Logistics and Loss Prevention.
56 years old and 26 years of experience in the Company.

Julio Gomez
> Senior Vice President, Banco Wal-Mart de Mexico Adelante.
59 years old and 1 year of experience in the Company.

Joaquin Gonzalez-Varela
> Senior Vice President, Self-Service Division.
41 years old and 17 years of experience in the Company.

Pablo Guzman
> Vice President, Vips.
42 years old and 13 years of experience in the Company.

Eduardo Juarez
> Vice President, Internal Audit.
58 years old and 28 years of experience in the Company.

Rafael Matute
> Executive Vice President, and Chief Financial Officer.
46 years old and 19 years of experience in the Company.

Gian Carlo Nucci
> Vice President, Superama.
37 years old and 13 years of experience in the Company.

Herbert Pelka
> Vice President, Financial Services.
52 years old and 26 years of experience in the Company.

Scot Rank
> Executive Vice President and Chief Operating Officer.
46 years old and 6 years of experience in the Company.

Jose Luis Rodriguezmacedo
> Senior Vice President, General Counsel.
50 years old and 2 years of experience in the Company.

Demetrio Ruiz
> Vice President, Marketing.
46 years old and 4 years of experience in the Company.

Farley Sequeira
> Vice President, Fresh.
42 years old and 13 years of experience in the Company.

Jose Luis Torres
> Vice President, Bodega Aurrera.
48 years old and 32 years of experience in the Company.

Maria del Carmen Valencia
> Vice President, Systems.
39 years old and 19 years of experience in the Company.

Roque Velasco
> Vice President, Administration.
44 years old and 3 months of experience in the Company

Simona Visztova
> Vice President, Sam's Club.
39 years old and 14 years of experience in the Company.

Rodolfo Von Der Meden
> Vice President, Logistics.
43 years old and 16 years of experience in the Company.

10-Year Financial Summary

IN MILLIONS OF DOLLARS, AT DECEMBER 31, 2006

	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
GDP *(Growth, %)*	4.7 e	3.0	4.2	1.4	0.8	(0.2)	6.6	3.9	4.9	6.8
Annual Inflation *(%)*	4.1	3.3	5.2	4.0	5.7	4.4	9.0	12.3	18.6	15.7
Peso Devaluation *(%)*	1.7	(4.7)	(1.2)	8.7	13.3	(4.8)	1.3	(3.9)	22.5	2.2
Exchange Rate *(Pesos / Dollar)*	10.8	10.6	11.1	11.3	10.4	9.2	9.6	9.5	9.9	8.1
Average Interest Rate *(28 day Cetes, %)*	7.2	9.2	6.8	6.2	7.1	11.4	15.3	21.5	24.8	19.8
RESULTS										
Net Sales	18,324	15,808	13,899	12,574	11,501	10,173	8,870	7,943	7,556	6,830
% of Growth	16	14	11	9	13	15	12	5	11	10
Other Income	67	63	59	29	53	46	38	29	24	20
% of Growth	7	6	108	(46)	14	21	34	20	20	5
Total Revenues	18,391	15,871	13,958	12,603	11,554	10,219	8,908	7,972	7,580	6,850
% of Growth	16	14	11	9	13	15	12	5	11	10
Gross Profit	3,970	3,382	2,935	2,614	2,396	2,115	1,815	1,609	1,501	1,406
% of profit margin	21.6	21.3	21.0	20.7	20.7	20.7	20.4	20.2	19.8	20.5
Operating Expenses	2,480	2,203	1,988	1,843	1,709	1,528	1,346	1,210	1,219	1,143
% of total revenues	13.5	13.9	14.2	14.6	14.8	14.9	15.1	15.2	16.1	16.7
Operating Income	1,490	1,179	947	771	687	587	469	399	282	263
% of total revenues	8.1	7.4	6.8	6.1	5.9	5.8	5.3	5.0	3.7	3.8
% of Growth	26	24	23	12	17	25	18	42	7	15
EBITDA	1,795	1,478	1,207	1,012	905	782	657	575	443	410
% of total revenues	9.8	9.3	8.6	8.0	7.8	7.7	7.4	7.2	5.8	6.0
Comprehensive Financial Income	130	134	101	88	102	145	165	180	240	196
Income Before Tax	1,614	1,289	1,028	842	774	710	617	592	526	486
Income Tax & Employees' Profit Sharing	466	379	250	271	237	228	190	132	151	117
Income Before Extraordinary Items	1,148	910	778	571	537	482	427	460	375	369
% of Growth	26	17	36	6	12	13	(7)	22	2	7
Net Income	1,148	910	778	571	537	482	428	464	408	632
% of Growth	26	17	36	6	12	13	(8)	14	(36)	46
FINANCIAL POSITION										
Cash	1,385	1,362	1,177	1,230	1,062	1,080	1,439	1,216	1,108	1,131
Inventories	1,669	1,356	1,190	1,122	1,171	1,013	943	913	769	833
Other Assets	404	301	228	241	250	218	168	157	119	223
Fixed Assets	5,680	5,135	4,548	4,270	4,008	3,695	3,412	3,262	3,219	3,137
TOTAL ASSETS	**9,138**	**8,154**	**7,143**	**6,863**	**6,491**	**6,006**	**5,962**	**5,548**	**5,215**	**5,324**
Suppliers	2,391	1,965	1,592	1,557	1,509	1,413	1,493	1,340	1,136	1,249
Other Liabilities	1,248	1,207	885	927	862	819	781	174	195	119
Shareholders' Equity	5,499	4,982	4,666	4,379	4,120	3,774	3,688	4,034	3,884	3,956
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**9,138**	**8,154**	**7,143**	**6,863**	**6,491**	**6,006**	**5,962**	**5,548**	**5,215**	**5,324**
NUMBER OF UNITS										
Bodega Aurrera	258	203	162	140	116	105	90	78	73	72
Sam's Club	77	69	61	53	50	46	38	34	31	28
Wal-Mart Supercenter	118	105	89	83	75	62	57	53	50	50
Superama	60	55	48	44	44	44	40	38	36	36
Suburbia	62	53	50	52	50	51	53	51	43	38
Restaurants [1]	318	298	284	269	260	242	218	204	181	164
TOTAL	**893**	**783**	**694**	**641**	**595**	**550**	**496**	**458**	**414**	**388**
OTHER INFORMATION AT THE END OF THE YEAR										
Number of Associates	141,704	124,295	109,057	99,881	92,708	84,607	74,790	70,700	61,145	57,649
Share Price [2] *(dollars)*	4.40	2.78	1.72	1.43	1.14	1.36	1.00	1.00	0.61	1.23
Outstanding Shares [2] *(millions)*	8,572	8,646	8,740	8,866	8,924	8,888	8,948	9,072	9,312	9,618
Market Value	37,685	24,052	15,002	12,723	10,145	12,121	8,929	9,079	5,641	11,860
Earnings per Share [2] *(pesos)*	1.438	1.125	0.950	0.693	0.648	0.585	0.515	0.547	0.465	0.878

[1] Including Franchises.

[2] Adjusted according to split conducted in February 2006.

Management's Discussion and Analysis

OF RESULTS

Income Statement

Sales. Total sales for 2006 amounted to $18.3 billion dollars, that is, $2.5 billion more than the previous year. This represented an increase of 20.2% over sales posted for 2005, and 15.9% in real terms, that is, after adjustment for inflation.

Throughout the year we opened 120 units from our different business formats, increasing the sales floor by 14%. This increase contributed considerably to the growth in total sales, as did the excellent performance by our stores in operation over a year, which recorded 9.8% growth in sales and 5.9% in real terms, as compared to figures posted for 2005.

All our business formats experienced growth in comparative units sales, with Suburbia and Supercenter recording the highest figures. Similar to previous years, the primary driver for sales growth was customer count in our stores, clubs and restaurants -an increase of 15% over 2005- coming to a total of 852 million customers served throughout the year. Likewise, the average ticket grew 0.9% in real terms over the previous year, making this the second consecutive year in which we were able to increase said indicator.

Insofar as the different regions of the country are concerned, all recorded healthy growth in sales, with the highest figures coming from the southern and the northeastern regions.

The share of sales for all our formats is as follows:

Business Format	Sales share, %
Bodega Aurrera	32
Sam's Club	28
Wal-Mart Supercenter	27
Superama	5
Suburbia	5
Vips	3

Gross Margin. Our gross margin was 21.6%, which favorably compares to the figure of 21.3% recorded for 2005.

Different factors contributed to the improvement in gross margin -from better product selection, less shrink and larger sales for departments such as apparel, prepared food, and pharmacy, to name just a few, to the change in sales participation from different formats, as is the case of Suburbia, whose extraordinary year and greater margin when compared to the self-service division benefited the overall mix.

Operating Expenses. Throughout this year, operating expenses increased 12.6%, whereas sales grew by 15.9%, and therefore these expenses represented 13.5% of total revenues for 2006, a record low in the history of our Company.

The increase in our operations' productivity is a tribute to our Associates' commitment, as well as the consistent effort to find ways to make all company activities more efficient. As an example, sales per Associate grew 1.7% in real terms over figures for the previous year.

Comprehensive Financial Income. Throughout the year, this item experienced a 3.1% reduction, as compared to 2005. This is primarily the result of lower interest rates than last year, which went from 9.2% in 2005 to 7.2% in 2006.

Earnings per share. Net income increased 26.1% throughout the year, whereas earnings per share grew 27.8%. This differential is proof of the benefit that our ongoing program for the repurchase of shares has for our shareholders. A total of 153.4 million shares were repurchased during 2006.

Balance

Cash and Cash Equivalents. Our cash position at closing of 2006 amounted to $ 1.4 billion dollars.

Our cash is invested in short-term debt instruments. The Company does not conduct transactions with derivatives, nor does it invest in the stock market. The Company has not conducted any transactions not recorded in the Financial Statements.


Sales per square foot
Dollars
584
97
00
03
06


Earnings per share
Dollars
97
00
03
06

Uses of Cash

- Investment in Fixed Assets: We continue reinvesting our earnings in everything that allows us to modernize our operating structure, from information systems to logistics networks and the renovation of our stores, clubs and restaurants, including the opening of new and profitable units. Over the course of the last five years, we have invested $ 3.3 billion dollars in fixed assets, thereby representing the reinvestment of 101% of our earnings.
- Dividends: We have consistently paid dividends, offering the choice of receiving payment in cash or in stock, so that our shareholders who so desire may have the opportunity to participate on our growth. The following chart shows the dividends paid during the last three years (with values adjusted by the split conducted in 2006).

Year	Dividend per share (pesos)	Type of dividend	% earnings for the previous year	Choice for the shareholder	Results
2004	$ 0.22	Cash or Stock	35%	One share for each 75.82 shares owned	75% of our shareholders requested a stock payment of their dividends. A total of 87 million new shares were issued
2005	$ 0.32	Cash or Stock	35%	One share for each 62.78 shares owned	79% of our shareholders requested a stock payment of their dividends. A total of 110 million new shares were issued
2006	$ 0.38	Cash or Stock	35%	One share for each 80.05 shares owned	74% of our shareholders requested a stock payment of their dividends. A total of 80 million new shares were issued

- Repurchase of Shares: The shareholders authorize the maximum amount available for the repurchase of shares. Repurchased shares are subtracted from the equity at the moment of repurchase and are formally cancelled during the Shareholders' annual meeting. The following chart shows the investment in the repurchase of shares during the last three years (with values adjusted from the split conducted in 2006). In the case of 2006, our shareholders approved a maximum amount of $ 8 billion pesos for the repurchase of shares, and of which slightly more than 60% had been used by the close of 2006.

Program	Shares repurchased (Millons)	Amount invested (Millions of nominal pesos)		Average price (pesos)	
2004	213	$	3,824	$	17.96
2005	205	$	4,663	$	22.80
2006	153	$	4,842	$	31.56
Total	571	$	13,329	$	23.34

Working Capital. During 2006, the Company continued operating with negative working capital requirements, which has historically allowed for the self-financing of growth and modernization. The inventory balance at December 31, amounted to $ 1.7 billion dollars, which was financed by accounts payable to suppliers -totaling $ 2.4 billion dollars. Some $ 116 million dollars in cash were generated throughout the year from supplier financing.

Profitability

Return on Capital Employed. In 2006, the Return on Capital Employed (ROCE) was 29.8%, that is, 330 basis points higher than the 26.5% achieved for the previous year.

Return on Equity. The Return on Equity (ROE) for the year was 25.2%, some 430 basis points greater than the 20.9% obtained last year.

Walmex Share. Share return for 2006 was 58%, which compares favorably to the 46% generated by the Mexican Stock Exchange Index. Since we began operations in the stock market some 30 years ago, we have always been one of the most consistent and professionally managed companies, always respectful of our minority shareholder rights. These sound corporate governance practices, together with the results obtained from the operation of the company, have allowed us to become the second most important company in the Mexican Stock Exchange Index and one of the top three in trading volume in the Mexican market.

Audit Committee Report

To the Board of Directors of Wal-Mart de Mexico, S.A.B. de C.V.
Present

Gentlemen:

In compliance with article 43 of the Mexican Securities Market Law in effect and the rules and regulations of the Board of Directors, this is to inform you of the operations carried out during the year ended on December 31, 2006.

In carrying out our work, we have adhered not only to the Mexican Securities Market Law but also to the recommendations contained in the Company's Code for Better Corporate Practices and the Ethics Code.

In order to comply with our supervision process, we performed the following:

a) We analyzed the status of the internal control system and were thoroughly informed on the internal and external audit work programs and developments and of the main matters subject to improvements, as well as of follow up on preventive and corrective measures in place. In our opinion, the Company complies with the effectiveness required to operate under a general control environment.
b) We evaluated the performance of the external auditors, who are responsible for issuing an opinion on the reasonability of the entity's financial statements and their compliance with Mexican financial reporting standards, and we consider that the partners of Mancera, S.C. (a member of Ernst & Young Global) comply with the necessary requirements of professional quality and intellectual and economic independence, and therefore recommended their appointment to examine and issue a report on the financial statements of Wal-Mart de Mexico, S.A.B. de C.V. and Subsidiaries at December 31, 2006.
c) We were informed of the accounting policies approved in 2006 and of the fact there were no changes affecting the figures contained in the financial statements and we followed up on the implementation of the provisions of the new Securities Market Law.
d) In 2006, we attended a number of meetings to review the entity's financial statements, followed up on the annual investment plan, investigated on the development of current lawsuits and litigations, and verified compliance with the applicable legal standards and provisions with satisfactory results.

Based on the work performed, we recommend that the Board of Directors submit the financial statements of Wal-Mart de Mexico, S.A.B. de C.V. and subsidiaries for the year ended on December 31, 2006 to the Company's Stockholders' Meeting for approval.

The Committee was headed by Mr. Ernesto Vega Velasco until November 14, 2006, at which date a Stockholders' Meeting was held to adjust the Company's bylaws to the new provisions of the Securities Market law, and he remains a member of the Committee to date.

Sincerely,

Audit Committee
Mexico City, February 8, 2007.

Report of Independent Auditors

To Shareholders of
Wal-Mart de Mexico, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Wal-Mart de Mexico, S.A.B. de C.V. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with Mexican financial reporting standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the financial reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A.B. de C.V. and Subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended, in conformity with Mexican financial reporting standards.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Felizardo Gastelum

Mexico City, January 29, 2007; note 16 referring to final approval of financial statements is dated February 8, 2007.

Consolidated Balance Sheets

(NOTES 1, 2 AND 3)

THOUSANDS OF MEXICAN PESOS WITH PURCHASING POWER AT DECEMBER 31, 2006

	DECEMBER 31 2006	2005
ASSETS		
Current assets:		
Cash and cash equivalents	Ps. 14,984,971	Ps. 14,734,632
Accounts receivable - net (Note 4)	3,815,007	2,735,347
Inventories	18,057,666	14,669,131
Prepaid expenses	554,777	514,400
Total current assets	37,412,421	32,653,510
Property and equipment - net (Note 5)	61,449,538	55,558,998
Total assets	Ps. 98,861,959	Ps. 88,212,508
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable to suppliers (Note 7)	Ps. 25,864,546	Ps. 21,256,970
Other accounts payable (Notes 7 and 8)	5,495,921	6,760,710
Total current liabilities	31,360,467	28,017,680
Long-term other liabilities (Note 10)	2,225,721	1,622,615
Deferred income tax (Note 11)	5,714,753	4,648,319
Seniority premiums and others (Note 12)	65,468	25,439
Total liabilities	39,366,409	34,314,053
Shareholders' equity (Note 13):		
Capital stock	19,629,203	17,470,009
Legal reserve	3,491,209	3,110,969
Retained earnings	47,971,928	43,897,780
Accumulated result of restatement	(11,343,844)	(10,709,152)
Premium on sale of shares	2,247,436	2,256,410
Employee stock option plan fund	(2,500,382)	(2,127,561)
Total shareholders' equity	59,495,550	53,898,455
Total liabilities and shareholders' equity	Ps. 98,861,959	Ps. 88,212,508

The accompanying notes are an integral part of these financial statements.

FILE N°
82-4609

Consolidated Statements of Income

(NOTES 1, 2 AND 3)
THOUSANDS OF MEXICAN PESOS WITH PURCHASING POWER AT DECEMBER 31, 2006

	YEAR ENDED DECEMBER 31 2006	2005
Net sales	Ps.198,243,948	Ps.171,026,192
Other income	727,231	678,959
Total revenues	198,971,179	171,705,151
Cost of sales	(156,019,606)	(135,115,708)
Gross profit	42,951,573	36,589,443
Operating expenses	(26,834,097)	(23,834,630)
Operating income	16,117,476	12,754,813
Comprehensive financing income:		
Financial income - net	845,442	1,178,061
Exchange gain	42,162	8,178
Monetary position gain	518,941	265,085
	1,406,545	1,451,324
Other expenses - net	(55,345)	(261,770)
Income before income tax and employee profit sharing	17,468,676	13,944,367
Income tax and employee profit sharing (Note 11)	(5,044,127)	(4,093,590)
Net income	Ps. 12,424,549	Ps. 9,850,777
Earnings per share (in pesos)	Ps. 1.438	Ps. 1.125

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(NOTES 1, 2, 3 AND 13)
THOUSANDS OF MEXICAN PESOS WITH PURCHASING POWER AT DECEMBER 31, 2006

	Capital stock		Legal reserve	
Balances at December 31, 2004	Ps.	15,559,667	Ps.	2,822,791
Movements in employee stock option plan fund				
Increase in legal reserve				288,178
Repurchase of shares		(412,043)		
Dividends capitalized and paid		2,322,385		
Comprehensive income				
Balances at December 31, 2005		17,470,009		3,110,969
Movements in employee stock option plan fund				
Increase in legal reserve				380,240
Repurchase of shares		(343,437)		
Dividends capitalized and paid		2,502,631		
Comprehensive income				
Balances at December 31, 2006	Ps.	19,629,203	Ps.	3,491,209

The accompanying notes are an integral part of these financial statements.

FILE N°
82-4609

Retained earnings	Accumulated result of restatement	Premium on sale of shares	Employee stock option plan fund	Total
Ps. 41,772,558	Ps. (10,265,190)	Ps. 2,258,877	Ps. (1,673,141)	Ps. 50,475,562
		(2,467)	(454,420)	(456,887)
(288,178)				-
(4,535,280)				(4,947,323)
(2,902,097)	15,072			(564,640)
9,850,777	(459,034)			9,391,743
43,897,780	(10,709,152)	2,256,410	(2,127,561)	53,898,455
		(8,974)	(372,821)	(381,795)
(380,240)				-
(4,641,420)				(4,984,857)
(3,328,741)	9,238			(816,372)
12,424,549	(643,930)			11,780,619
Ps. 47,971,928	Ps. (11,343,844)	Ps. 2,247,436	Ps. (2,500,382)	Ps. 59,495,550

Consolidated Statements of Changes in Financial Position

(NOTES 1, 2 AND 3)
THOUSANDS OF MEXICAN PESOS WITH PURCHASING POWER AT DECEMBER 31, 2006

	YEAR ENDED DECEMBER 31 2006	2005
OPERATING ACTIVITIES		
Net income	Ps. 12,424,549	Ps. 9,850,777
Charges (credits) not requiring the use of (providing) resources:		
Depreciation	3,300,051	3,236,458
Seniority premiums and others	79,351	32,443
Deferred income tax	1,054,295	(675,275)
	16,858,246	12,444,403
Changes in:		
Accounts receivable	(1,079,660)	(648,830)
Inventories	(4,047,068)	(2,272,714)
Prepaid expenses	(40,377)	(136,639)
Accounts payable to suppliers	4,607,576	4,036,164
Other accounts payable	(1,252,650)	2,682,359
Seniority premiums	(39,694)	(34,129)
Resources provided by operating activities	15,006,373	16,070,614
FINANCING ACTIVITIES		
Long-term other liabilities	597,909	1,475,801
Repurchase of shares	(4,984,857)	(4,947,323)
Payment of dividends	(816,872)	(564,640)
Resources used in financing activities	(5,203,820)	(4,036,162)
INVESTING ACTIVITIES		
Purchase of property and equipment	(9,080,019)	(8,459,212)
Sale and retirement of property and equipment	456,038	376,018
Property under capital lease	(546,438)	(1,496,214)
Employee stock option plan - net	(381,795)	(456,887)
Resources used in investing activities	(9,552,214)	(10,036,295)
Increase in cash and cash equivalents	250,339	1,998,157
Cash and cash equivalents at beginning of year	14,734,632	12,736,475
Cash and cash equivalents at end of year	Ps. 14,984,971	Ps. 14,734,632

The accompanying notes are an integral part of these financial statements.

FILE N°
82-4609

Notes to Consolidated Financial Statements

AT DECEMBER 31, 2006 AND 2005

THOUSANDS OF MEXICAN PESOS WITH PURCHASING POWER AT DECEMBER 31, 2006, UNLESS OTHERWISE INDICATED

NOTE 1

Financial Reporting Standards:

As of January 1, 2006, the requirements of Mexican Financial Reporting Standards (FRS) Series A (FRS A-1 to FRS A-8) related to the conceptual framework and FRS B-1, Accounting Changes and Corrections of Errors, became effective. The new Mexican financial reporting standards were issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera, A.C. or CINIF). Company management believes these new accounting requirements, effective as of 2006 did not have a material effect on the Company's financial position or on its accounting policies.

As of January 1, 2006, the term "financial reporting standards" or "FRS" replaced the term "generally accepted accounting principles" or "GAAP" used through December 31, 2005. When general reference is made to any of the documents comprising the FRS, it will be understood that they refer either to the standards issued by the CINIF or the Mexican accounting Bulletins originally issued by the Accounting Principles Board of the Mexican Institute of Public Accountants that were transferred to the CINIF. However, when specific reference is made to any of the documents included in the FRS, they will be designated by their original name; in other words, FRS or Bulletin, as the case may be.

NOTE 2

Description of the Business:

Wal-Mart de Mexico, S.A.B. de C.V. (**WALMEX** or "the Company") is a company incorporated under the laws of Mexico and listed on the Mexican Stock Exchange, whose principal shareholder is Wal-Mart Stores, Inc., a U.S. corporation, through Intersalt, S. de R.L. de C.V., a Mexican company.

WALMEX has a 99.9% equity interest in the following groups of companies:

Group	Line of Business
Nueva Wal-Mart	Operation of 258 (203 in 2005) Bodega Aurrera, discount stores, 77 (69 in 2005) Sam's Club membership self-service wholesale stores, 118 (105 in 2005) Wal-Mart Supercenter hypermarkets and 60 (55 in 2005) Superama supermarkets.
Suburbia	Operation of 62 (53 in 2005) Suburbia stores with apparel and accessories for the entire family.
Vips	Operation of 239 (231 in 2005) Vips restaurants serving international cuisine, 72 (60 in 2005) El Porton restaurants serving Mexican food, and 7 restaurants specializing in Italian food during both years.
Trade company	Import of goods for sale.
Real estate	Real estate developments and management of real estate companies.
Services companies	Providing of professional services to companies in the Group and not-for-profit services to the community at large.

On November 22, 2006, the Ministry of Finance and Public Credit (Hacienda) authorized **WALMEX** to create Banco Wal-Mart de Mexico Adelante, S.A. It is expected that such bank will start up operations during the second half of 2007. The Company has met the minimum capital requirements for banking institutions established in Article 2 of the Circular Unica de Bancos issued by the Mexican Banking and Securities Commission.

NOTE 3
Significant Accounting Policies:

The most important accounting policies observed in the preparation of the financial statements are described below:

a. The accompanying consolidated financial statements include the statements of WALMEX and those of its subsidiaries, which are grouped as described in Note 2. All related party balances and transactions were eliminated in the consolidation.

b. The consolidated financial statements provide comprehensive recognition of the effects of inflation on the financial information as required by accounting Bulletin B-10.

c. The preparation of financial statements in conformity with the FRS requires the use of estimates in some items. Actual results might differ from these estimates.

d. Cash and cash equivalents consist basically of bank deposits and highly liquid investments. These investments are stated at cost plus accrued interest, not in excess of market value.

   The Company has no financial instruments (derivatives).

e. Inventories are stated at average cost, determined largely using the retail method. Due to the rapid turnover of inventories, the cost so determined is considered to be similar to replacement cost at the balance sheet date, not in excess of market value.

   The buying allowances are charged to operations based on the turnover of inventories that gave rise to them.

f. Property and equipment are recorded initially at cost and then restated using the constant-peso-value method as described in Note 5.

   Fixed asset depreciation is computed using the straight-line method, at rates ranging from 3% to 33%.

   The Company classifies its operating and capital leases for the rental of property following the guidelines established in Bulletin D-5.

g. Foreign currency denominated monetary assets and liabilities are translated to Mexican pesos at the prevailing exchange rate as of the balance sheet date. Exchange differences determined are charged or credited to income.

h. Liability provisions are recognized whenever the Company has current obligations derived from past events that can be reasonably estimated and that will most likely give rise to a future cash disbursement for their settlement.

i. Deferred income tax is determined using the asset and liability method. Under this method, deferred income tax is recognized on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

   Current year employee profit sharing is expensed as incurred and represents a liability due and payable in a period of less than one year.

j. Seniority premiums accruing to employees under Mexican labor law and termination payments made at the end of employment, except when resulting from corporate restructuring, are recognized as a cost of the years in which services are rendered, based on actuarial computations made by an independent expert, using the projected unit-credit method.

   All other payments accruing to employees or their beneficiaries in the event of separation or death, in terms of Mexican labor law are expensed as incurred.

k. In conformity with the Mexican Corporations Act, the Company is required to appropriate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of capital stock.

l. The most important inflation accounting concepts and procedures are described below:
The accumulated effect of restatement includes the accumulated monetary position result at the time the effects of inflation on the financial information were first recognized, as well as the result from holding nonmonetary assets, which represents the change in the specific value of nonmonetary assets over or under the rate of inflation as measured by the National Consumer Price Index (NCPI).

The net monetary position result is determined by applying the NCPI to net monetary assets and liabilities during the period.

m. The employee stock option plan fund is comprised of **WALMEX** shares presented at acquisition cost, as restated based on the NCPI. The plan is designed to grant stock options to executives of the companies in the Group, as approved by the National Banking and Securities Commission.

n. The premium on the sale of shares represents the difference between the cost of the shares, restated based on the NCPI, and the value at which such shares were assigned to executives of companies in the Group, net of the corresponding income tax.

o. Comprehensive income consists of the current year net income plus the current year restatement.

p. Sales revenues are recognized at the time the customer takes possession of the products, in conformity with International Accounting Standards No. 18, applied on a suppletory basis.

Sam's Club membership revenues are deferred over the twelve-month term of the membership, in conformity with the requirements of Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements, issued by the U.S. Securities and Exchange Commission, applied on a suppletory basis.

q. Segment financial information has been prepared using the management approach established in Bulletin B-5.

r. In conformity with Bulletin C-15, the Company determines impairment in the value of its long-lived assets using the present value method, considering each of the Company's stores or restaurants as a minimum cash generating unit to determine the value in use of its long-lived assets.

NOTE 4

Accounts Receivable - Net:

An analysis of accounts receivable at December 31, 2006 and 2005 is as follows:

	DECEMBER 31 2006	2005
Trade and other debtors	Ps. 2,166,727	Ps. 1,999,691
Recoverable taxes	1,900,554	1,094,935
Allowances for bad debts	(252,274)	(359,279)
Total	Ps. 3,815,007	Ps. 2,735,347

NOTE 5
Property and Equipment - Net:

Bulletin B-10 specifies that property and equipment owned at December 31, 1996 that were restated at such date on the basis of appraisals made by independent experts are to be restated thereafter using the constant-peso-value method. Property and equipment acquired on or after January 1, 1997 are recorded initially at historical cost and then restated using the constant-peso-value method.

An analysis of this caption is as follows:

	DECEMBER 31 2006	2005
Investments subject to depreciation:		
Buildings	Ps. 22,416,499	Ps. 20,621,927
Facilities and leasehold improvements	17,138,533	14,630,878
	39,555,032	35,252,805
Less:		
Accumulated depreciation	(11,137,142)	(10,330,901)
	28,417,890	24,921,904
Fixtures and equipment	21,993,250	20,193,218
Less:		
Accumulated depreciation	(10,575,349)	(10,492,523)
	11,417,901	9,700,695
Investments subject to depreciation - net	Ps. 39,835,791	Ps. 34,622,599
Investments not subject to depreciation:		
Land	Ps. 20,072,097	Ps. 18,852,119
Construction in progress	1,541,650	2,084,280
Investments not subject to depreciation	Ps. 21,613,747	Ps. 20,936,399
Total	Ps. 61,449,538	Ps. 55,558,998

At December 31, 2006, property and equipment include Ps. 3,610,368 (Ps. 2,745,590 in 2005) of investments derived from capital leases. The related accumulated depreciation aggregates Ps. 1,007,418 (Ps. 892,101 in 2005).

NOTE 6
Foreign Currency Denominated Assets and Liabilities:

An analysis is as follows:

	(THOUSANDS OF U.S. DOLLARS) DECEMBER 31 2006	2005
Current assets	$ 138,782	$ 227,063
Current liabilities	$ 179,865	$ 145,426

An analysis of U.S. dollar denominated transactions (excluding property and equipment) is as follows:

	(THOUSANDS OF U.S. DOLLARS) DECEMBER 31	
	2006	2005
Imported merchandise for sale	$ 1,017,854	$ 836,521
Technical assistance, services and royalties	$ 102,554	$ 91,970

The exchange rate at December 31, 2006, used to translate U.S. dollar denominated balances was Ps. 10.8188 (Ps. 10.6350 at December 31, 2005) per U.S. dollar. At the date of the audit report, the exchange rate was Ps. 11.0897 per U.S. dollar.

NOTE 7
Related Party Balances and Transactions:

Accounts payable to suppliers and other accounts payable include the following balances due to related parties:

	DECEMBER 31	
	2006	2005
Accounts payable to suppliers:		
CMA - USA., LLC (affiliated company)	Ps. 879,738	Ps. 899,893
Other accounts payable:		
Wal-Mart Stores, Inc. (holding company)	Ps. 278,213	Ps. 253,849

In the years ended December 31, 2006 and 2005, the Company had the following transactions with related parties:

	DECEMBER 31	
	2006	2005
Imported merchandise for sale	Ps. 4,532,811	Ps. 4,029,564
Technical assistance, services and royalties	Ps. 1,089,141	Ps. 985,439

NOTE 8
Other Accounts Payable:

An analysis of other accounts payable at December 31, 2006 and 2005 is as follows:

	DECEMBER 31	
	2006	2005
Accrued liabilities and others	Ps. 5,022,262	Ps. 4,783,807
Taxes payable	473,659	1,976,903
Total	Ps. 5,495,921	Ps. 6,760,710

NOTE 9
Commitments:

At December 31, 2006, the Company has the following commitments:

1. Acquisition of inventories and property and equipment, as well as maintenance services of Ps. 5,366,679.

2. The Company has entered into operating leases with third parties for compulsory terms ranging from 2 to 15 years. Rent paid under capital leases may either be fixed or variable, determined based on a percentage of sales. An analysis of future minimum compulsory rental payments under capital leases is as follows:

Year	Amount
2007	Ps. 86,106
2008	Ps. 77,506
2009	Ps. 62,508
2010	Ps. 46,478
2011	Ps. 43,174
2012 and thereafter	Ps. 230,670

Property operating rental expense charged to results of operations of 2006 and 2005 was Ps. 1,399,285 and Ps. 1,183,556, respectively.

NOTE 10
Long-term other Liabilities:

The Company has entered into capital leases for the rental of real estate. Such leases are recorded at the lesser of either the present value of minimum rental payments or the market value of the property under lease and are amortized over the useful life of each property (up to 33 years).

The Company has also entered into capital leases for the rental of residual water treatment plants used to meet environmental protection standards. The term of payment ranges from 4.5 years to 7 years.

An analysis of future minimum compulsory payments under capital leases over the next years is as follows:

Year	Amount
2007	Ps. 192,094
2008	Ps. 162,182
2009	Ps. 158,049
2010	Ps. 147,020
2011	Ps. 149,543
2012 and thereafter	Ps.1,608,927

Related payments made in 2007 are presented as part of other accounts payable in current liabilities.

NOTE 11

Income Tax and Employee Profit Sharing:

The Company and its subsidiaries have been authorized by the Ministry of Finance and Public Credit to determine their tax results on a consolidated basis.

An analysis of taxes charged to results of operations of the years ended December 31, 2006 and 2005 is as follows:

	2006	2005
Current year income tax	Ps. 3,963,001	Ps. 4,647,859
Deferred income tax	1,116,165	(497,112)
Subtotal	5,079,166	4,150,747
Monetary position gain on initial effect and nonmonetary items of deferred income tax	(35,039)	(132,601)
Employee profit sharing	-	75,444
Total	Ps. 5,044,127	Ps. 4,093,590

An analysis of deferred tax liabilities (assets) derived from temporary differences is as follows:

	2006	2005
Property and equipment	Ps. 4,811,807	Ps. 3,025,389
Inventories	1,907,072	2,615,577
Recoverable asset tax	(360,085)	(386,250)
Other items - net	(644, 041)	(606,397)
Total	Ps. 5,714,753	Ps. 4,648,319

Through December 31, 2006, the corporate income tax rate was 29% (30% in 2005). The statutory income tax rate will be 28% as of 2007.

In conformity with Bulletin D-4, at December 31, 2006, deferred taxes are recognized on all temporary differences using the enacted income tax rate at the time the temporary differences in balance sheet accounts for financial and tax reporting are expected to be recovered or settled.

Current year income tax for 2006 includes taxable inventories for the year held at December 31, 2004, since the Company took the option extended under the Income Tax Law of deferring income tax on inventories held at the end of each year so as to subsequently deduct cost of sales.

At December 31, 2006, the Company has accrued tax loss carryforwards for Ps. 45,372, which can be amortized, in accordance with the Income Tax Law, against tax profits generated through 2011.

NOTE 12

Seniority Premiums and Others:

The Company has set up a defined benefits trust fund to cover seniority premiums accruing to employees to which workers make no contributions. The benefits are determined using the projected unit-credit method.

The net period cost includes Ps. 41,056 for the recognition of the liability for employee termination payments.

An analysis of assets, liabilities and costs related to seniority premiums and employee termination payments is as follows:

	DECEMBER 31			
		2006		2005
Vested benefit obligation	Ps.	145,738	Ps.	129,534
Current benefit obligation	Ps.	284,263	Ps.	248,832
Projected benefit obligation	Ps.	287,567	Ps.	252,196
Plan assets		(269,274)		(237,682)
Variances in assumptions and experience adjustments		6,119		10,925
Net projected liability		24,412		25,439
Liability for employee termination pay		41,056		-
Seniority premiums and others	Ps.	65,468	Ps.	25,439
Labor cost	Ps.	37,590	Ps.	32,025
Financing cost		13,661		11,219
Return on plan assets		(11,174)		(10,746)
Amortization		39,274		(55)
Net period cost	Ps.	79,351	Ps.	32,443
Benefits paid	Ps.	16,823	Ps.	14,184
Fund contributions	Ps.	39,694	Ps.	34,129
Amortization period of variances assumptions and experience adjustments (years)		20.5		20.7
Discount rate for labor obligations		5.0%		5.5%
Annual increase in salaries		1.0%		1.0%
Return on plan assets		5.0%		5.5%

NOTE 13
Shareholders' Equity:

a. At a meeting held on February 9, 2006, the Board of Directors agreed to perform a 2-to-1 split, whereby shareholders received two new shares for each prior outstanding share. As a result, the Company's capital stock was represented by 8,645,916,270 shares. The split was performed on February 16, 2006 upon delivery of the outstanding shares with coupon 43. The issue of these new shares has had no material effect on the Company's shareholders' equity.

b. Regular and extraordinary shareholders' meetings:
At regular and extraordinary meetings held on November 14, 2006, the shareholders agreed to amend the Company's bylaws to adopt certain provisions contained in the new Mexican Stock Market Act that went into effect on June 28, 2006. Among other things, the new legislation specifies that the name Wal-Mart de Mexico must be followed by the tag "Sociedad Anonima Bursatil de Capital Variable" (Public Trade Variable Capital Corporation), or its abbreviation "S.A.B. de C.V."

The following resolutions were adopted at a regular shareholders' meeting held on February 28, 2006:
1. Authorization of a maximum amount to be used in 2006 to repurchase the Company's own shares of Ps. 8,000,000 (nominal).

2. Cancellation of 201,523,800 series "V" shares due to the repurchase of the Company's own shares.

3. Increase in the legal reserve of Ps. 368,124 (nominal) through a charge to retained earnings. The increase in constant pesos is Ps. 380,240.

4. A declared dividend, for which shareholders may receive payment either in cash at Ps. 0.38 nominal pesos per share or in Company shares at an exchange factor determined based on both the closing market price of the Company's shares on March 22, 2006 and the Ps. 0.38 nominal pesos per share. Such dividend was paid on April 7, 2006.

5. Increase in the variable portion of capital stock for up to Ps. 3,285,448 (nominal). Such increase will be covered by issuing a maximum of 164,272,409 common ordinary shares to be used solely for payment of the stock dividend.

Those shares that are not subscribed and delivered to the shareholders shall be canceled and the proposed capital increase shall be reduced proportionally.

The shareholders' deadline for deciding on whether to accept the cash dividend or the stock dividend in terms of the resolution adopted at the shareholders' meeting held on February 28, 2006, expired on April 6, 2006. The Company delivered 79,871,198 new series "V" shares representing an increase of Ps. 2,429,682 (nominal), and canceled 84,401,211 unsubscribed shares. This situation gave rise to a decrease in capital stock of Ps. 855,766 (nominal).

Based on the preceding paragraph and per Article 112 of the Mexican Corporations Act that establishes that all of an entity's shares must have the same theoretical value, the Company recomputed its capital stock by determining a fixed minimum amount of Ps. 1,375,601 (nominal).

The following resolutions were adopted at a regular shareholders' meeting held on February 24, 2005:

1. Authorization of a maximum amount to be used in 2005 to repurchase the Company's own shares of Ps. 6,000,000 (nominal).

2. Cancellation of 105,254,300 series "V" shares due to the repurchase of the Company's own shares.

3. Increase in the legal reserve of Ps. 268,932 (nominal) through a charge to retained earnings. The increase in constant pesos is Ps. 288,178.

4. A declared dividend, for which shareholders may receive payment either in cash at Ps. 0.63 nominal pesos per share or in Company shares at an exchange factor determined based on the closing market price of the share on March 15, 2005 and the Ps. 0.63 nominal pesos per share. Such dividend shall be paid on April 1, 2005.

5. Increase in the variable portion of capital stock for up to Ps. 2,752,265 (nominal). Such increase will be covered by issuing a maximum of 137,613,254 common ordinary shares to be used solely for payment of the stock dividend.

Those shares that are not subscribed and delivered to the shareholders shall be canceled and the proposed capital increase shall be reduced proportionally.

The shareholders' deadline for deciding on whether to accept the cash dividend or the stock dividend in terms of the resolution adopted at the shareholders' meeting held on February 24, 2005, expired on March 30, 2005. The Company delivered 55,045,303 new series "V" shares representing an increase of Ps. 2,177,042 (nominal), and canceled 82,567,951 unsubscribed shares. This situation gave rise to a decrease in capital stock of Ps. 575,223 (nominal).

Based on the preceding paragraph and per Article 112 of the Mexican Corporations Act that establishes that all of an entity's shares must have the same theoretical value, the Company recomputed its capital stock by determining a fixed minimum amount of Ps. 1,081,501 (nominal).

c. The company's capital stock is represented by common shares with no par value. The maximum authorized amount is unlimited.

An analysis of capital stock without restatement at December 31, 2006 and 2005 is as follows:

Capital stock	2006	2005
Fixed	Ps. 1,375,601	Ps. 1,081,501
Variable	9,689,587	7,744,196
Total	Ps. 11,065,188	Ps. 8,825,697
Number of common shares series "V" free subscription	8,572,368,568	4,322,958,135

Capital stock at December 31, 2006 and 2005 includes capitalized earnings of Ps. 7,709,893 (nominal) and Ps. 5,280,211 (nominal), respectively, and Ps. 899,636 (nominal) in both years in capitalized restatement accounts.

During the year ended December 31, 2006, **WALMEX** repurchased 153,418,900 (102,261,900 in 2005) of its own shares. As a result of the share repurchases, historical capital stock was reduced by Ps. 190,191 (Ps. 208,389 in 2005).

The difference between the theoretical restated value and the repurchase cost of the shares acquired was applied against retained earnings.

d. Distributed earnings and capital reductions in excess of the balance of the net tax profit account (CUFIN), the net reinvested tax profit account (CUFINRE), and the restated contributed capital account (CUCA) will be subject to taxation in terms of Articles 11 and 89 of the Mexican Income Tax Law.

At December 31, 2006 and 2005, the balance of the aforesaid tax accounts related to shareholders' equity aggregate Ps. 48,473,600 and Ps. 44,934,762, respectively.

e. The employee stock option plan fund consists of 127,060,583 **WALMEX** shares, of which 114,437,391 shares have been placed in a trust created for such purpose. All employee stock options are granted to executives of subsidiary companies at a value that is not less than the market value on the date of grant.

In accordance with current policies, Company executives may exercise their option to acquire the shares in equal parts over five years. The right to exercise an employee stock option expires in a period of ten years from the date the option is granted, or within sixty days following the executive's retirement from the Company.

Compensation for the Company's employee stock option plan is measured and recorded following the guidelines of International Financial Reporting Standards No. 2, applied on a suppletory basis.

An analysis of movements in the Company's employee stock option plan during 2006 and 2005, after split agreed in the Board of Directors meeting on February 9, 2006 is as follows:

	Number of shares	Weighted average price per share (nominal pesos)
Balance at December 31, 2004	105,552,372	13.43
Granted	30,812,080	19.80
Exercised	(13,269,622)	11.94
Canceled	(2,652,858)	16.07
Balance at December 31, 2005	120,441,972	15.16
Granted	24,257,286	28.80
Exercised	(17,503,017)	13.41
Canceled	(1,931,966)	20.90
Balance at December 31, 2006	125,264,275	17.96

Shares available for option grant:

December 31, 2006	1,796,308
December 31, 2005	3,346,028

At December 31, 2006, the employee stock options granted and exercisable and included in the employee stock option plan fund were as follows:

	Granted			Exercisable	
Range of exercise price (nominal pesos)	Number of shares	Weighted average remaining (life in years)	Weighted average price per share (nominal pesos)	Number of shares	Weighted average price per share (nominal pesos)
9.96 – 11.41	12,623,192	4.0	11.11	12,623,192	11.11
10.73 – 12.64	14,223,383	5.2	12.54	9,203,832	12.52
11.55 – 13.75	21,678,037	6.2	12.52	9,970,424	12.54
16.90 – 18.18	25,303,728	7.2	16.94	7,911,292	16.95
19.80	27,798,585	8.2	19.80	4,351,275	19.80
28.79 – 30.03	23,637,350	9.2	28.80	-	-
	125,264,275	7.0	17.96	44,060,015	13.64

NOTE 14
Segment Information:

The Company's segment information was prepared based on a managerial approach and the criteria established in Bulletin B-5. The "Others" segment consists of department stores, restaurants and real estate transactions with third parties.

An analysis of segment information at December 31, 2006 and 2005 is as follows:

Segment	Total revenues 2006	Total revenues 2005	Operating income 2006	Operating income 2005
Self service	Ps. 183,846,296	Ps. 158,543,799	Ps. 13,225,110	Ps. 10,530,691
Other	15,124,883	13,161,352	2,892,366	2,224,122
Consolidated	Ps. 198,971,179	Ps. 171,705,151	Ps. 16,117,476	Ps. 12,754,813

Segment	Purchase of property and equipment 2006	Purchase of property and equipment 2005	Depreciation 2006	Depreciation 2005
Self service	Ps. 7,690,545	Ps. 7,815,662	Ps. 2,796,146	Ps. 2,730,544
Other	1,389,474	643,550	503,905	505,914
Consolidated	Ps. 9,080,019	Ps. 8,459,212	Ps. 3,300,051	Ps. 3,236,458

Segment	Total assets 2006	Total assets 2005	Current liabilities 2006	Current liabilities 2005
Self service	Ps. 80,446,526	Ps. 70,966,178	Ps. 28,614,528	Ps. 24,460,795
Other	11,906,207	10,139,714	2,168,463	1,910,185
Unassignable items	6,509,226	7,106,616	577,476	1,646,700
Consolidated	Ps. 98,861,959	Ps. 88,212,508	Ps. 31,360,467	Ps. 28,017,680

Unassignable items refer primarily to reserve land, cash and cash equivalents of the parent and real-estate companies, as well as income tax payable.

The Company operates in Mexico and makes sales to the general public.

NOTE 15
New Accounting Pronouncements:

On December 22, 2006, the CINIF published FRS B-3, Statements of Income, FRS B-13, Subsequent Events at the Date of the Financial Statements, FRS C-13, Related Parties, and FRS D-6, Capitalization of Comprehensive Result of Financing, the observance of which is compulsory for fiscal years beginning on January 1, 2007. The Company does not expect that the adoption of these new FRS will have a material effect on the company's financial statements.

NOTE 16
Approval of Financial Statements:

The accompanying financial statements and these notes at December 31, 2006 and 2005 were approved by the Company's Board Directors at a meeting held on February 8, 2007.

Information for investors

Listing
Mexican Stock Exchange

Ticker symbols

Mexican Stock Exchange
Walmex V

ADR Sponsored Program
WMMVY

Bloomberg
WalmexV MM
WMMVY

Reuters
WalmexV.Mx
WMMVY.Pk

Investor Relations Contacts
Federico Casillas
mfcasil@wal-mart.com

Mariana Rodriguez
m.rodriguez@wal-mart.com

Telephone
(52) 55 5283 0289

Corporate Affairs
Raul Argüelles
raul.arguelles@wal-mart.com

Telephone
(52) 55 5387 9241

ADR Sponsored Program
The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258

Toll Free number (domestic US)
1-888-218-4375
E-mail
shareowners@bankofny.com
Website
www.stockbny.com

Internet Address
www.walmartmexico.com.mx

ESR EMPRESA SOCIALMENTE RESPONSABLE SEIS AÑOS

COTIZA EN BOLSA MEXICANA DE VALORES WALMEX

This report may contain certain references to the future performance of Wal-Mart de Mexico and thus should be considered estimates made in good faith by the Company. Said references only reflect management's expectations and are based on assumptions and information available at that time. As such, everything shall always be dependent on future events, risks and matters that cannot be analyzed with precision and which could affect Company results.

DESIGN: SIGNI / PHOTO: COVIAN SANTA MARIA Y ASOCIADOS



Wal-Mart de Mexico
Home Office
Blvd. Manuel Avila Camacho 647
Delegacion Miguel Hidalgo
11220 Mexico, D.F.
Telephone (52) 55 5283-0100
www.walmartmexico.com.mx

WAL*MART México

WAL-MART DE MEXICO, S.A.B. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements

Years ended December 31, 2006 and 2005
with Report of Independent Auditors

FILE N°
82-4609

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years ended December 31, 2006 and 2005

Contents

ERNST & YOUNG

FILE N°
82-4609

MANCERA, S.C.
Antara Polanco
Av. Ejército Nacional 843-B
Col. Granada, 11520 México, D.F.

Tel. 5283 1300
Fax. 5283 1392

REPORT OF INDEPENDENT AUDITORS

To Shareholders of
Wal-Mart de Mexico, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Wal-Mart de Mexico, S.A.B. de C.V. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with Mexican financial reporting standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the financial reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A.B. de C.V. and Subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended, in conformity with Mexican financial reporting standards.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Felizardo Gastelum

Mexico City, January 29, 2007; note 16 referring to final approval of financial statements is dated February 8, 2007.

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Notes 1, 2 and 3)

Thousands of Mexican pesos with purchasing power at December 31, 2006

	December 31 2006	December 31 2005
Assets		
Current assets:		
Cash and cash equivalents	Ps. 14,984,971	Ps. 14,734,632
Accounts receivable - net (Note 4)	3,815,007	2,735,347
Inventories	18,057,666	14,669,131
Prepaid expenses	554,777	514,400
Total current assets	37,412,421	32,653,510
Property and equipment - net (Note 5)	61,449,538	55,558,998
Total assets	Ps. 98,861,959	Ps. 88,212,508
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable to suppliers (Note 7)	Ps. 25,864,546	Ps. 21,256,970
Other accounts payable (Notes 7 and 8)	5,495,921	6,760,710
Total current liabilities	31,360,467	28,017,680
Long-term other liabilities (Note 10)	2,225,721	1,622,615
Deferred income tax (Note 11)	5,714,753	4,648,319
Seniority premiums and others (Note 12)	65,468	25,439
Total liabilities	39,366,409	34,314,053
Shareholders' equity (Note 13):		
Capital stock	19,629,203	17,470,009
Legal reserve	3,491,209	3,110,969
Retained earnings	47,971,928	43,897,780
Accumulated result of restatement	(11,343,844)	(10,709,152)
Premium on sale of shares	2,247,436	2,256,410
Employee stock option plan fund	(2,500,382)	(2,127,561)
Total shareholders' equity	59,495,550	53,898,455
Total liabilities and shareholders' equity	Ps. 98,861,959	Ps. 88,212,508

The accompanying notes are an integral part of these financial statements.

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Notes 1, 2 and 3)

Thousands of Mexican pesos with purchasing power at December 31, 2006

	Year ended December 31 2006	2005
Net sales	Ps. 198,243,948	Ps. 171,026,192
Other income	727,231	678,959
Total revenues	198,971,179	171,705,151
Cost of sales	(156,019,606)	(135,115,708)
Gross profit	42,951,573	36,589,443
Operating expenses	(26,834,097)	(23,834,630)
Operating income	16,117,476	12,754,813
Comprehensive financing income:		
Financial income - net	845,442	1,178,061
Exchange gain	42,162	8,178
Monetary position gain	518,941	265,085
	1,406,545	1,451,324
Other expenses - net	(55,345)	(261,770)
Income before income tax and employee profit sharing	17,468,676	13,944,367
Income tax and employee profit sharing (Note 11)	(5,044,127)	(4,093,590)
Net income	Ps. 12,424,549	Ps. 9,850,777
Earnings per share (in pesos)	Ps. 1.438	Ps. 1.125

The accompanying notes are an integral part of these financial statements.

WAL-MART DE MEXICC
CONSOLIDATED STATEMENTS
FOR THE YEARS ENDE

(Note

Thousands of Mexican pesos wit

	Capital stock	Legal reserve	Retained earnings
Balances at December 31, 2004	Ps.15,559,667	Ps. 2,822,791	Ps. 41,772,55
Movements in employee stock option plan fund			
Increase in legal reserve		288,178	(288,17
Repurchase of shares	(412,043)		(4,535,28
Dividends capitalized and paid	2,322,385		(2,902,09
Comprehensive income			9,850,77
Balances at December 31, 2005	17,470,009	3,110,969	43,897,78
Movements in employee stock option plan fund			
Increase in legal reserve		380,240	(380,24
Repurchase of shares	(343,437)		(4,641,42
Dividends capitalized and paid	2,502,631		(3,328,74
Comprehensive income			12,424,54
Balances at December 31, 2006	Ps. 19,629,203	Ps. 3,491,209	Ps. 47,971,92

The accompanying notes are an integral part of these financial stat

MANCERA, S.C.

FILE N°
82-4609

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Notes 1, 2 and 3)

Thousands of Mexican pesos with purchasing power at December 31, 2006

	Year ended December 31	
	2006	2005
Operating activities		
Net income	Ps. 12,424,549	Ps. 9,850,777
Charges (credits) not requiring the use of (providing) resources:		
Depreciation	3,300,051	3,236,458
Seniority premiums and others	79,351	32,443
Deferred income tax	1,054,295	(675,275)
	16,858,246	12,444,403
Changes in:		
Accounts receivable	(1,079,660)	(648,830)
Inventories	(4,047,068)	(2,272,714)
Prepaid expenses	(40,377)	(136,639)
Accounts payable to suppliers	4,607,576	4,036,164
Other accounts payable	(1,252,650)	2,682,359
Seniority premiums	(39,694)	(34,129)
Resources provided by operating activities	15,006,373	16,070,614
Financing activities		
Long-term other liabilities	597,909	1,475,801
Repurchase of shares	(4,984,857)	(4,947,323)
Payment of dividends	(816,872)	(564,640)
Resources used in financing activities	(5,203,820)	(4,036,162)
Investing activities		
Purchase of property and equipment	(9,080,019)	(8,459,212)
Sale and retirement of property and equipment	456,038	376,018
Property under capital lease	(546,438)	(1,496,214)
Employee stock option plan - net	(381,795)	(456,887)
Resources used in investing activities	(9,552,214)	(10,036,295)
Increase in cash and cash equivalents	250,339	1,998,157
Cash and cash equivalents at beginning of year	14,734,632	12,736,475
Cash and cash equivalents at end of year	Ps. 14,984,971	Ps. 14,734,632

The accompanying notes are an integral part of these financial statements.

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2006 AND 2005

Thousands of Mexican pesos with purchasing power at December 31, 2006, unless otherwise indicated

NOTE 1 - FINANCIAL REPORTING STANDARDS:

As of January 1, 2006, the requirements of Mexican Financial Reporting Standards (FRS) Series A (FRS A-1 to FRS A-8) related to the conceptual framework and FRS B-1, *Accounting Changes and Corrections of Errors*, became effective. The new Mexican financial reporting standards were issued by *the* Mexican Financial Reporting Standards Research and Development Board (*Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera*, A.C. or CINIF). Company management believes these new accounting requirements, effective as of 2006 did not have a material effect on the Company's financial position or on its accounting policies.

As of January 1, 2006, the term "financial reporting standards" or "FRS" replaced the term "generally accepted accounting principles" or "GAAP" used through December 31, 2005. When general reference is made to any of the documents comprising the FRS, it will be understood that they refer either to the standards issued by the CINIF or the Mexican accounting Bulletins originally issued by the Accounting Principles Board of the Mexican Institute of Public Accountants that were transferred to the CINIF. However, when specific reference is made to any of the documents included in the FRS, they will be designated by their original name; in other words, FRS or Bulletin, as the case may be.

NOTE 2 - DESCRIPTION OF THE BUSINESS:

Wal-Mart de Mexico, S.A.B. de C.V. (**WALMEX** or "the Company") is a company incorporated under the laws of Mexico and listed on the Mexican Stock Exchange, whose principal shareholder is Wal-Mart Stores, Inc., a U.S. corporation, through Intersalt, S. de R.L. de C.V., a Mexican company.

WALMEX has a 99.9% equity interest in the following groups of companies:

Group	Line of Business
Nueva Wal-Mart	Operation of 258 (203 in 2005) Bodega Aurrera, discount stores, 77 (69 in 2005) Sam's Club membership self-service wholesale stores, 118 (105 in 2005) Wal-Mart Supercenter hypermarkets and 60 (55 in 2005) Superama supermarkets.
Suburbia	Operation of 62 (53 in 2005) Suburbia stores with apparel and accessories for the entire family.
Vips	Operation of 239 (231 in 2005) Vips restaurants serving international cuisine, 72 (60 in 2005) El Porton restaurants serving Mexican food, and 7 restaurants specializing in Italian food during both years.
Trade company	Import of goods for sale.
Real estate	Real estate developments and management of real estate companies.
Services companies	Providing of professional services to companies in the Group and not-for-profit services to the community at large.

On November 22, 2006, the Ministry of Finance and Public Credit (Hacienda) authorized **WALMEX** to create Banco Wal-Mart de Mexico Adelante, S.A. It is expected that such bank will start up operations during the second half of 2007. The Company has met the minimum capital requirements for banking institutions established in Article 2 of the *Circular Unica de Bancos* issued by the Mexican Banking and Securities Commission.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES:

The most important accounting policies observed in the preparation of the financial statements are described below:

a. The accompanying consolidated financial statements include the statements of **WALMEX** and those of its subsidiaries, which are grouped as described in Note 2. All related party balances and transactions were eliminated in the consolidation.

b. The consolidated financial statements provide comprehensive recognition of the effects of inflation on the financial information as required by accounting Bulletin B-10.

c. The preparation of financial statements in conformity with the FRS requires the use of estimates in some items. Actual results might differ from these estimates.

d. Cash and cash equivalents consist basically of bank deposits and highly liquid investments. These investments are stated at cost plus accrued interest, not in excess of market value.

   The Company has no financial instruments (derivatives).

e. Inventories are stated at average cost, determined largely using the retail method. Due to the rapid turnover of inventories, the cost so determined is considered to be similar to replacement cost at the balance sheet date, not in excess of market value.

   The buying allowances are charged to operations based on the turnover of inventories that gave rise to them.

f. Property and equipment are recorded initially at cost and then restated using the constant-peso-value method as described in Note 5.

   Fixed asset depreciation is computed using the straight-line method, at rates ranging from 3% to 33%.

The Company classifies its operating and capital leases for the rental of property following the guidelines established in Bulletin D-5.

g. Foreign currency denominated monetary assets and liabilities are translated to Mexican pesos at the prevailing exchange rate as of the balance sheet date. Exchange differences determined are charged or credited to income.

h. Liability provisions are recognized whenever the Company has current obligations derived from past events that can be reasonably estimated and that will most likely give rise to a future cash disbursement for their settlement.

i. Deferred income tax is determined using the asset and liability method. Under this method, deferred income tax is recognized on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

Current year employee profit sharing is expensed as incurred and represents a liability due and payable in a period of less than one year.

j. Seniority premiums accruing to employees under Mexican Labor Law and termination payments made at the end of employment, except when resulting from corporate restructuring, are recognized as a cost of the years in which services are rendered, based on actuarial computations made by an independent expert, using the projected unit-credit method.

All other payments accruing to employees or their beneficiaries in the event of separation or death, in terms of Mexican Labor Law are expensed as incurred.

k. In conformity with the Mexican Corporations Act, the Company is required to appropriate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of capital stock.

l. The most important inflation accounting concepts and procedures are described below:

The accumulated effect of restatement includes the accumulated monetary position result at the time the effects of inflation on the financial information were first recognized, as well as the result from holding nonmonetary assets, which represents the change in the specific value of nonmonetary assets over or under the rate of inflation as measured by the National Consumer Price Index (NCPI).

The net monetary position result is determined by applying the NCPI to net monetary assets and liabilities during the period.

m. The employee stock option plan fund is comprised of **WALMEX** shares presented at acquisition cost, as restated based on the NCPI. The plan is designed to grant stock options to executives of the companies in the Group, as approved by the National Banking and Securities Commission.

n. The premium on the sale of shares represents the difference between the cost of the shares, restated based on the NCPI, and the value at which such shares were assigned to executives of companies in the Group, net of the corresponding income tax.

o. Comprehensive income consists of the current year net income plus the current year restatement.

p. Sales revenues are recognized at the time the customer takes possession of the products, in conformity with International Accounting Standards No. 18, applied on a suppletory basis.

Sam's Club membership revenues are deferred over the twelve-month term of the membership, in conformity with the requirements of Staff Accounting Bulletin No. 104, *Revenue Recognition in Financial Statements,* issued by the U.S. Securities and Exchange Commission, applied on a suppletory basis.

q. Segment financial information has been prepared using the management approach established in Bulletin B-5.

r. In conformity with Bulletin C-15, the Company determines impairment in the value of its long-lived assets using the present value method, considering each of the Company's stores or restaurants as a minimum cash generating unit to determine the value in use of its long-lived assets.

NOTE 4 - ACCOUNTS RECEIVABLE - NET:

An analysis of accounts receivable at December 31, 2006 and 2005 is as follows:

	December 31	
	2006	2005
Trade and other debtors	Ps. 2,166,727	Ps. 1,999,691
Recoverable taxes	1,900,554	1,094,935
Allowances for bad debts	(252,274)	(359,279)
Total	Ps. 3,815,007	Ps. 2,735,347

NOTE 5 - PROPERTY AND EQUIPMENT - NET:

Bulletin B-10 specifies that property and equipment owned at December 31, 1996 that were restated at such date on the basis of appraisals made by independent experts are to be restated thereafter using the constant-peso-value method. Property and equipment acquired on or after January 1, 1997 are recorded initially at historical cost and then restated using the constant-peso-value method.

An analysis of this caption is as follows:

	December 31	
	2006	2005
Investments subject to depreciation:		
Buildings	Ps. 22,416,499	Ps. 20,621,927
Facilities and leasehold improvements	17,138,533	14,630,878
	39,555,032	35,252,805
Less: Accumulated depreciation	(11,137,142)	(10,330,901)
	28,417,890	24,921,904
Fixtures and equipment	21,993,250	20,193,218
Less: Accumulated depreciation	(10,575,349)	(10,492,523)
	11,417,901	9,700,695
Investments subject to depreciation - net	Ps. 39,835,791	Ps. 34,622,599
Investments not subject to depreciation:		
Land	Ps. 20,072,097	Ps. 18,852,119
Construction in progress	1,541,650	2,084,280
Investments not subject to depreciation	Ps. 21,613,747	Ps. 20,936,399
T o t a l	Ps. 61,449,538	Ps. 55,558,998

At December 31, 2006, property and equipment include Ps. 3,610,368 (Ps. 2,745,590 in 2005) of investments derived from capital leases. The related accumulated depreciation aggregates Ps. 1,007,418 (Ps. 892,101 in 2005).

FILE N°
82-4609

NOTE 6 - FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES:

An analysis is as follows:

	December 31	
	2006	2005
	Thousands of U.S. dollars	
Current assets	$ 138,782	$ 227,063
Current liabilities	$ 179,865	$ 145,426

An analysis of U.S. dollar denominated transactions (excluding property and equipment) is as follows:

	December 31	
	2006	2005
	Thousands of U.S. dollars	
Imported merchandise for sale	$ 1,017,854	$ 836,521
Technical assistance, services and royalties	$ 102,554	$ 91,970

The exchange rate at December 31, 2006, used to translate U.S. dollar denominated balances was Ps. 10.8188 (Ps. 10.6350 at December 31, 2005) per U.S. dollar. At the date of the audit report, the exchange rate was Ps. 11.0897 per U.S. dollar.

NOTE 7 - RELATED PARTY BALANCES AND TRANSACTIONS:

Accounts payable to suppliers and other accounts payable include the following balances due to related parties:

	December 31	
	2006	2005
Accounts payable to suppliers:		
CMA - USA., LLC (affiliated company)	Ps. 879,738	Ps. 899,893
Other accounts payable:		
Wal-Mart Stores, Inc. (holding company)	Ps. 278,213	Ps. 253,849

In the years ended December 31, 2006 and 2005, the Company had the following transactions with related parties:

	December 31	
	2006	2005
Imported merchandise for sale	Ps. 4,532,811	Ps. 4,029,564
Technical assistance, services and royalties	Ps. 1,089,141	Ps. 985,439

NOTE 8 - OTHER ACCOUNTS PAYABLE:

An analysis of other accounts payable at December 31, 2006 and 2005 is as follows:

	December 31	
	2006	2005
Accrued liabilities and others	Ps. 5,022,262	Ps. 4,783,807
Taxes payable	473,659	1,976,903
T o t a l	Ps. 5,495,921	Ps. 6,760,710

NOTE 9 - COMMITMENTS:

At December 31, 2006, the Company has the following commitments:

1. Acquisition of inventories and property and equipment, as well as maintenance services of Ps. 5,366,679.

2. The Company has entered into operating leases with third parties for compulsory terms ranging from 2 to 15 years. Rent paid under capital leases may either be fixed or variable, determined based on a percentage of sales. An analysis of future minimum compulsory rental payments under capital leases is as shows on the next page.

FILE N°
82-4609

Year	Amount
2007	Ps. 86,106
2008	Ps. 77,506
2009	Ps. 62,508
2010	Ps. 46,478
2011	Ps. 43,174
2012 and thereafter	Ps. 230,670

Property operating rental expense charged to results of operations of 2006 and 2005 was Ps. 1,399,285 and Ps. 1,183,556, respectively.

NOTE 10 – LONG-TERM OTHER LIABILITIES:

The Company has entered into capital leases for the rental of real estate. Such leases are recorded at the lesser of either the present value of minimum rental payments or the market value of the property under lease and are amortized over the useful life of each property (up to 33 years).

The Company has also entered into capital leases for the rental of residual water treatment plants used to meet environmental protection standards. The term of payment ranges from 4.5 years to 7 years.

An analysis of future minimum compulsory payments under capital leases over the next years is as follows:

Year	Amount
2007	Ps. 192,094
2008	Ps. 162,182
2009	Ps. 158,049
2010	Ps. 147,020
2011	Ps. 149,543
2012 and thereafter	Ps. 1,608,927

Related payments made in 2007 are presented as part of other accounts payable in current liabilities.

NOTE 11 - INCOME TAX AND EMPLOYEE PROFIT SHARING:

The Company and its subsidiaries have been authorized by the Ministry of Finance and Public Credit to determine their tax results on a consolidated basis.

An analysis of taxes charged to results of operations of the years ended December 31, 2006 and 2005 is as follows:

	2006	2005
Current year income tax	Ps. 3,963,001	Ps. 4,647,859
Deferred income tax	1,116,165	(497,112)
Subtotal	5,079,166	4,150,747
Monetary position gain on initial effect and nonmonetary items of deferred income tax	(35,039)	(132,601)
Employee profit sharing	-	75,444
Total	Ps. 5,044,127	Ps. 4,093,590

An analysis of deferred tax liabilities (assets) derived from temporary differences is as follows:

	2006	2005
Property and equipment	Ps. 4,811,807	Ps. 3,025,389
Inventories	1,907,072	2,615,577
Recoverable asset tax	(360,085)	(386,250)
Other items - net	(644,041)	(606,397)
Total	Ps. 5,714,753	Ps. 4,648,319

Through December 31, 2006, the corporate income tax rate was 29% (30% in 2005). The statutory income tax rate will be 28% as of 2007.

In conformity with Bulletin D-4, at December 31, 2006, deferred taxes are recognized on all temporary differences using the enacted income tax rate at the time the temporary differences in balance sheet accounts for financial and tax reporting are expected to be recovered or settled.

Current year income tax for 2006 includes taxable inventories for the year held at December 31, 2004, since the Company took the option extended under the Income Tax Law of deferring income tax on inventories held at the end of each year so as to subsequently deduct cost of sales.

At December 31, 2006, the Company has accrued tax loss carryforwards for Ps. 45,372, which can be amortized, in accordance with the Income Tax Law, against tax profits generated through 2011.

NOTE 12 - SENIORITY PREMIUMS AND OTHERS:

The Company has set up a defined benefits trust fund to cover seniority premiums accruing to employees to which workers make no contributions. The benefits are determined using the projected unit-credit method.

The net period cost includes Ps. 41,056 for the recognition of the liability for employee termination payments.

An analysis of assets, liabilities and costs related to seniority premiums and employee termination payments is as follows:

	December 31	
	2006	2005
Vested benefit obligation	Ps. 145,738	Ps. 129,534
Current benefit obligation	Ps. 284,263	Ps. 248,832
Projected benefit obligation	Ps. 287,567	Ps. 252,196
Plan assets	(269,274)	(237,682)
Variances in assumptions and experience adjustments	6,119	10,925
Net projected liability	24,412	25,439
Liability for employee termination pay	41,056	-
Seniority premiums and others	Ps. 65,468	Ps. 25,439

	December 31 2006	December 31 2005
Labor cost	Ps. 37,590	Ps. 32,025
Financing cost	13,661	11,219
Return on plan assets	(11,174)	(10,746)
Amortization	39,274	(55)
Net period cost	Ps. 79,351	Ps. 32,443
Benefits paid	Ps. 16,823	Ps. 14,184
Fund contributions	Ps. 39,694	Ps. 34,129
Amortization period of variances assumptions and experience adjustments (years)	20.5	20.7
Discount rate for labor obligations	5.0%	5.5%
Annual increase in salaries	1.0%	1.0%
Return on plan assets	5.0%	5.5%

NOTE 13 - SHAREHOLDERS' EQUITY:

a. At a meeting held on February 9, 2006, the Board of Directors agreed to perform a 2-to-1 split, whereby shareholders received two new shares for each prior outstanding share. As a result, the Company's capital stock was represented by 8,645,916,270 shares. The split was performed on February 16, 2006 upon delivery of the outstanding shares with coupon 43. The issue of these new shares has had no material effect on the Company's shareholders' equity.

b. Regular and extraordinary shareholders' meetings:

At regular and extraordinary meetings held on November 14, 2006, the shareholders agreed to amend the Company's bylaws to adopt certain provisions contained in the new Mexican Stock Market Act that went into effect on June 28, 2006. Among other things, the new legislation specifies that the name Wal-Mart de Mexico must be followed by the tag "Sociedad Anonima Bursatil de Capital Variable" (Public Trade Variable Capital Corporation), or its abbreviation "S.A.B. de C.V."

The following resolutions were adopted at a regular shareholders' meeting held on February 28, 2006:

1. Authorization of a maximum amount to be used in 2006 to repurchase the Company's own shares of Ps. 8,000,000 (nominal).

2. Cancellation of 201,523,800 series "V" shares due to the repurchase of the Company's own shares.

3. Increase in the legal reserve of Ps. 368,124 (nominal) through a charge to retained earnings. The increase in constant pesos is Ps. 380,240.

4. A declared dividend, for which shareholders may receive payment either in cash at Ps. 0.38 nominal pesos per share or in Company shares at an exchange factor determined based on both the closing market price of the Company's shares on March 22, 2006 and the Ps. 0.38 nominal pesos per share. Such dividend was paid on April 7, 2006.

5. Increase in the variable portion of capital stock for up to Ps. 3,285,448 (nominal). Such increase will be covered by issuing a maximum of 164,272,409 common ordinary shares to be used solely for payment of the stock dividend.

Those shares that are not subscribed and delivered to the shareholders shall be canceled and the proposed capital increase shall be reduced proportionally.

The shareholders' deadline for deciding on whether to accept the cash dividend or the stock dividend in terms of the resolution adopted at the shareholders' meeting held on February 28, 2006, expired on April 6, 2006. The Company delivered 79,871,198 new series "V" shares representing an increase of Ps. 2,429,682 (nominal), and canceled 84,401,211 unsubscribed shares. This situation gave rise to a decrease in capital stock of Ps. 855,766 (nominal).

Based on the preceding paragraph and per Article 112 of the Mexican Corporations Act that establishes that all of an entity's shares must have the same theoretical value, the Company recomputed its capital stock by determining a fixed minimum amount of Ps. 1,375,601 (nominal).

The following resolutions were adopted at a regular shareholders' meeting held on February 24, 2005:

1. Authorization of a maximum amount to be used in 2005 to repurchase the Company's own shares of Ps. 6,000,000 (nominal).

2. Cancellation of 105,254,300 series "V" shares due to the repurchase of the Company's own shares.

3. Increase in the legal reserve of Ps. 268,932 (nominal) through a charge to retained earnings. The increase in constant pesos is Ps. 288,178.

4. A declared dividend, for which shareholders may receive payment either in cash at Ps. 0.63 nominal pesos per share or in Company shares at an exchange factor determined based on the closing market price of the share on March 15, 2005 and the Ps. 0.63 nominal pesos per share. Such dividend shall be paid on April 1, 2005.

5. Increase in the variable portion of capital stock for up to Ps. 2,752,265 (nominal). Such increase will be covered by issuing a maximum of 137,613,254 common ordinary shares to be used solely for payment of the stock dividend.

Those shares that are not subscribed and delivered to the shareholders shall be canceled and the proposed capital increase shall be reduced proportionally.

The shareholders' deadline for deciding on whether to accept the cash dividend or the stock dividend in terms of the resolution adopted at the shareholders' meeting held on February 24, 2005, expired on March 30, 2005. The Company delivered 55,045,303 new series "V" shares representing an increase of Ps. 2,177,042 (nominal), and canceled 82,567,951 unsubscribed shares. This situation gave rise to a decrease in capital stock of Ps. 575,223 (nominal).

Based on the preceding paragraph and per Article 112 of the Mexican Corporations Act that establishes that all of an entity's shares must have the same theoretical value, the Company recomputed its capital stock by determining a fixed minimum amount of Ps. 1,081,501 (nominal).

c. The company's capital stock is represented by common shares with no par value. The maximum authorized amount is unlimited.

An analysis of capital stock without restatement at December 31, 2006 and 2005 is as follows:

Capital stock	2006	2005
Fixed	Ps. 1,375,601	Ps. 1,081,501
Variable	9,689,587	7,744,196
Total	Ps. 11,065,188	Ps. 8,825,697
Number of common shares series "V" free subscription	8,572,368,568	4,322,958,135

Capital stock at December 31, 2006 and 2005 includes capitalized earnings of Ps. 7,709,893 (nominal) and Ps. 5,280,211 (nominal), respectively, and Ps. 899,636 (nominal) in both years in capitalized restatement accounts.

During the year ended December 31, 2006, **WALMEX** repurchased 153,418,900 (102,261,900 in 2005) of its own shares. As a result of the share repurchases, historical capital stock was reduced by Ps. 190,191 (Ps. 208,389 in 2005).

FILE N°
82-4609

The difference between the theoretical restated value and the repurchase cost of the shares acquired was applied against retained earnings.

d. Distributed earnings and capital reductions in excess of the balance of the net tax profit account (CUFIN), the net reinvested tax profit account (CUFINRE), and the restated contributed capital account (CUCA) will be subject to taxation in terms of Articles 11 and 89 of the Mexican Income Tax Law.

   At December 31, 2006 and 2005, the balance of the aforesaid tax accounts related to shareholders' equity aggregate Ps. 48,473,600 and Ps. 44,934,762, respectively.

e. The employee stock option plan fund consists of 127,060,583 **WALMEX** shares, of which 114,437,391 shares have been placed in a trust created for such purpose. All employee stock options are granted to executives of subsidiary companies at a value that is not less than the market value on the date of grant.

   In accordance with current policies, Company executives may exercise their option to acquire the shares in equal parts over five years. The right to exercise an employee stock option expires in a period of ten years from the date the option is granted, or within sixty days following the executive's retirement from the Company.

   Compensation for the Company's employee stock option plan is measured and recorded following the guidelines of International Financial Reporting Standards No. 2, applied on a suppletory basis.

FILE N°
82-4609

An analysis of movements in the Company's employee stock option plan during 2006 and 2005, after split agreed in Board of Director meeting on February 9, 2006 is as follows:

	Number of shares	Weighted average price per share (nominal pesos)
Balance at December 31, 2004	105,552,372	13.43
Granted	30,812,080	19.80
Exercised	(13,269,622)	11.94
Canceled	(2,652,858)	16.07
Balance at December 31, 2005	120,441,972	15.16
Granted	24,257,286	28.80
Exercised	(17,503,017)	13.41
Canceled	(1,931,966)	20.90
Balance at December 31, 2006	125,264,275	17.96
Shares available for option grant:		
December 31, 2006	1,796,308	
December 31, 2005	3,346,028	

At December 31, 2006, the employee stock options granted and exercisable and included in the employee stock option plan fund were as follows:

	Granted			Exercisable	
Range of exercise price (nominal pesos)	Number of shares	Weighted average remaining (life in years)	Weighted average price per share (nominal pesos)	Number of shares	Weighted average price per share (nominal pesos)
9.96 - 11.41	12,623,192	4.0	11.11	12,623,192	11.11
10.73 - 12.64	14,223,383	5.2	12.54	9,203,832	12.52
11.55 - 13.75	21,678,037	6.2	12.52	9,970,424	12.54
16.90 - 18.18	25,303,728	7.2	16.94	7,911,292	16.95
19.80	27,798,585	8.2	19.80	4,351,275	19.80
28.79 - 30.03	23,637,350	9.2	28.80	-	-
	125,264,275	7.0	17.96	44,060,015	13.64

NOTE 14 - SEGMENT INFORMATION:

The Company's segment information was prepared based on a managerial approach and the criteria established in Bulletin B-5. The "Others" segment consists of department stores, restaurants and real estate transactions with third parties.

An analysis of segment information at December 31, 2006 and 2005 is as follows:

Segment	Total revenues		Operating income	
	2006	2005	2006	2005
Self service	Ps.183,846,296	Ps.158,543,799	Ps. 13,225,110	Ps. 10,530,691
Other	15,124,883	13,161,352	2,892,366	2,224,122
Consolidated	Ps.198,971,179	Ps.171,705,151	Ps. 16,117,476	Ps. 12,754,813

Segment	Purchase of property and equipment		Depreciation	
	2006	2005	2006	2005
Self service	Ps. 7,690,545	Ps. 7,815,662	Ps. 2,796,146	Ps. 2,730,544
Other	1,389,474	643,550	503,905	505,914
Consolidated	Ps. 9,080,019	Ps. 8,459,212	Ps. 3,300,051	Ps. 3,236,458

Segment	Total assets		Current liabilities	
	2006	2005	2006	2005
Self service	Ps. 80,446,526	Ps. 70,966,178	Ps. 28,614,528	Ps. 24,460,795
Other	11,906,207	10,139,714	2,168,463	1,910,185
Unassignable items	6,509,226	7,106,616	577,476	1,646,700
Consolidated	Ps. 98,861,959	Ps. 88,212,508	Ps. 31,360,467	Ps. 28,017,680

Unassignable items refer primarily to reserve land, cash and cash equivalents of the parent and real estate companies, as well as income tax payable.

The Company operates in Mexico and makes sales to the general public.

NOTE 15 - NEW ACCOUNTING PRONOUNCEMENTS:

On December 22, 2006, the CINIF published FRS B-3, *Statements of Income*, FRS B-13, *Subsequent Events at the Date of the Financial Statements*, FRS C-13, *Related Parties*, and FRS D-6, *Capitalization of Comprehensive Result of Financing*, the observance of which is compulsory for fiscal years beginning on January 1, 2007. The Company does not expect that the adoption of these new FRS will have a material effect on the company's financial statements.

NOTE 16 - APPROVAL OF FINANCIAL STATEMENTS:

The accompanying financial statements and these notes at December 31, 2006 and 2005, were approved by the Company's Board Directors at a meeting held on February 8, 2007.



Committed to a Better Mexico

Wal-Mart de Mexico

SOCIAL RESPONSIBILITY AND
SUSTAINABILITY REPORT 2006


Excelencia
Me fijaré metas altas y daré lo mejor de mí para lograrlas.
Capacidad y compromiso son el camino para superar expectativas.
Excelencia
nuestro reto permanente
WAL★MART
MEXICO

The ESSENCE of being Wal-Mart de Mexico and actions undertaken

The essence of our culture consists of producing excellent results with our people, through the recognition of our Associates and the support we provide to drive both their personal as well as their professional development.

The Wal-Mart de Mexico culture is based on Integrity; as the cornerstone of our value system, we put it into practice every day through our three Basic Beliefs: Respect for the Individual, Customer Service and Strive for Excellence.

Six years of commitment

2001

- Agreement signed with Nacional Finaciera "**Nafin**" (Development Banking Institution) to provide support for SMEs
- The **Socially Responsible Company** award received for the first time from the Mexican Center for Philanthropy

ESR EMPRESA SOCIALMENTE RESPONSABLE SEIS AÑOS

2003

- Creation of Fundacion Wal-Mart de Mexico, A.C.

Fundación WAL★MART MEXICO

- The programs **My Store** and **Working to Lower Prices Even More** and **Regional Fairs** are launched
- **1,250** volunteers sign up for the first community involvement programs
- **Gender Equality Certification** is awarded by the National Women's Institute

2004

- G-Mex, a program for supplier development within the textile industry, initiates operations
- The supplier development program for produce begins operations
- **6,745** volunteers involved in community support

Fundación WAL★MART MEXICO Voluntario

Our vision

Contribute towards improving the quality of life for Mexican families

2005

- The **Giving is Also an Art** program is launched to support nutrition in remote regions
- **Mi Bodega Aurrera** initiates operations to take the **Every Day Low Price** philosophy to small cities
- **13,874** volunteers sign up for different activities


AYUDAR TAMBIÉN
ES UN ARTE
Fundación
WAL*MART
MEXICO

2006

- Creation of a one billion-peso revolving fund to support SMEs
- **Center for Continuity of Operations** opened to ensure efficient response to our units in cases of natural disasters
- Revolving fund for basic food packages established with the Mexican Red Cross in addition to the Memorandum of Understanding, signed by the Mexican Red Cross, Wal-Mart de Mexico Foundation, and United Nations Development Program, for disaster relief
- **25,605** volunteers donate their time and talent
- Supplier Advisory Board for Wal-Mart de Mexico is created
- The Balanced Vips Meals menu is offered for those having health issues such as diabetes or weight control

Wal-Mart de Mexico, today

Our business formats

Self-service
Bodega Aurrera
Austere discount stores offering staple goods, food and household items.

Wal-Mart Supercenter
Supercenters providing the widest merchandise assortment, from groceries and fresh to apparel and general merchandise.

Superama
Supermarkets located in residential areas, with special emphasis made on quality and convenience.

Wholesale Membership Club
Sam´s Club
Membership wholesale clubs targeting businesses and consumers who buy large volumen.

Apparel
Suburbia
Apparel stores aimed at middle-income families, providing quality and fashion at the best possible price.

Restaurants
Vips
Restaurant chains known for their service, quality, price and comfort. This division includes Vips and Mexican-food El Porton restaurants.


Fundación
WAL-MART
Voluntario

Outstanding events in 2006:

839 million dollars invested in fixed assets in Mexico

17,409 direct quality jobs created

50.6% of headcount are women

Over **5.7** million dollars invested in training

5.3 million man-hours of training and specialized courses for our Associates

9,875 indirect jobs created during the construction of new units

25,605 volunteers for different programs

Some **2,050** suppliers have benefited from the Wal-Mart de Mexico-Nafin Production Chains program

We drove the development of **258** micro and small-sized suppliers

1,000 families affected by natural disasters received basic food packages

93% of merchandise sold in our stores is purchased from suppliers established in Mexico

289,396 volunteer hours, for a total of **902** volunteer activities

Benefiting
1,973,283
people through social programs

Infrastructure

>10 Distribution Centers

>200 water treatment plants serve our units

893 units

120 new units in 2006



Presence in **139** cities

Acknowledgements/Awards received throughout 2006

- 1st place in **Honesty in Financial Reporting**, by Euromoney magazine
- 3rd place for having a **coherent and convincing strategy** in Mexico, by Euromoney magazine
- **Socially Responsible Company**, from the Mexican Center for Philanthropy, for the 6th consecutive year
- **Gender Equality Recognition** from the National Women's Institute - 4th consecutive year
- **Certification as an Accessible Restaurant** for Vips Restaurants located in Mexico City, by the National Council for the Prevention of Discrimination
- 1st, 2nd and 7th place among the **Most Powerful Women in the World of Business** in Mexico, by Expansion magazine
- 1st place as the **Company Generating Most Jobs**, by Mundo Ejecutivo magazine
- 1st place as **Top Private Sector Employer**, by Expansion magazine
- **Top Company in Mexico** by Gestion de Negocios magazine
- **Socially Responsible Company**, by Mundo Ejecutivo magazine

Developing
our people



Farmacia
Centro de Salud y Nutrici

121,025 Associates invested over 5.3 million man-hours for training

Because we are the largest private-sector employer in Mexico and the company that has generated the most jobs in recent years, we have a huge responsibility to develop, train and further all this talent to have a positive and long-lasting impact in our society.

Wal-Mart de Mexico has more than 141,000 Associates, and of this total, over 17,409 joined our Company in 2006 alone. From cashiers, butchers, bakers, waiters and waitresses, accountants and unit managers to executives, VPs and our CEO, all of us at Wal-Mart de Mexico are committed to giving our all and trying each day to achieve excellence through our creativity.

PERSONAL DEVELOPMENT

Our Company honors its ongoing commitment to offer each one of our Associates a safe, healthy and harmonious place to work, in an atmosphere governed by respect for all. We are firmly committed to personal and professional development, thus we have permanent programs that are aimed at enhancing their quality of life.

Career Planning at Wal-Mart de Mexico refers to an ongoing investment in the overall training and development of our Associates. We are truly convinced that the training we offer at our 10 learning centers is the best way to sharpe the skills of our Associates and provide them with the tools needed for their professional growth.

EQUAL OPPORTUNITIES

At Wal-Mart de Mexico, we value the experience, diversity, and non-discrimination in hiring practices. We foster ideal working conditions, professional development, and the involvement of our people in decision-making processes because we firmly believe that talent is not linked to age, education, physical appearance, gender or creed.


Más que un trabajo
de todos los días,
una carrera
para toda la vida.
WAL★MART
MEXICO
Comprometidos por un México mejor, un México con más empleo.
En Wal-Mart de México somos más de 140 mil mexicanos que no sólo tenemos la oportunidad de trabajar, también la de hacer una carrera; como Isabel Zendejas, que empezó como secretaria, y hoy, como Subdirectora de Operaciones dependen de ella más de 2 mil personas.


frutas

19,569 Associates were promoted

250 Associates with physical challenges work for Wal-Mart de Mexico, contributing towards its success with their talent and devotion

We are certified by the Mexican Women's Institute in Gender Equality

24.2%
of management and executive positions are filled by women


WAL-MART

There are currently 250 physically challenged Associates working in our Company, and they have found in Wal-Mart de Mexico a place to develop their skills within an atmosphere of equal opportunities for all.

GENDER EQUALITY

We are very proud to have received -for the fourth consecutive year- recognition from the National Women's Institute, which is awarded to companies committed to the Gender Equality Model. Said Institute assessed and certified our process of hiring, the working conditions we offer, the training we supply and the career development we promote among our Associates, and verified the equal opportunities we offer our men and women alike.

THE ROAD TO SUCCESS

All of us who are part of Wal-Mart de Mexico communicate the pride we feel in being part of this company, deeply rooted in Mexico, through the practicing of our culture. Under the umbrella of Integrity, it sets forth the three Basic Principles that govern everything we do, say and think: Respect for the Individual, Customer Service, and Strive for Excellence. These universal values are applicable not only on the job but also in our personal lives, thereby multiplying the effect with a positive impact for the person, community, and of course, our country.

QUALITY OF LIFE

In order to promote quality of life for our Associates and their families, we have the Associates Bonus based on results program, rewarding those Associates whose units have exceeded results with an additional benefit.

What is more, we also have agreements signed with several companies to provide greater opportunities for our Associates and their



Wal-Mart culture is founded on three basic beliefs: Respect for the Individual, Customer Service, and Strive for Excellence

families to access leisure activity services at discounted prices not offered to the general public.

On an organizational level, we place special emphasis in promoting a variety of activities that contribute towards improving the quality of life of our Associates. Such is the case of self-help courses to strike a balance between the professional and personal life of each Associate; the Associate Transfer Program, to enable Associates to work in units close to their place of residence.

Through our **Wal-Mart HOY** magazine -about 145,000 copies published every two months- we distribute a special insert titled **Sparks of Health** which discusses different health-related issues and tips on how to prevent illness. Every Wal-Mart de Mexico Associate receives this insert.

OPEN DOOR POLICY

At Wal-Mart de Mexico we have an Open Door Policy that allows our Associates to hold frank and direct communication with their superiors. In addition, Wal-Mart de Mexico Associates have the support of an independent communication channel -Associate Hotline- that, under the guarantee of confidentiality, has successfully supplied help and advice during the last 25 years for all sorts of situations -personal or emotional problems, or work-related issues such as questions or concerns that need addressing but where the Associate may not be so sure how or where to seek assistance.



50.6%
of our headcount are women

Community Involvement

Since 1958, when we opened our first Aurrera store, we have had clear objectives and the firm commitment to support Mexican society. With the founding of the Wal-Mart de Mexico Foundation in 2003, our community involvement projects have reached new goals and greater initiatives have been created, benefiting and improving the quality of life for hundreds of thousands of Mexican families.

As of this year, we have focused our social actions on three main lines: promoting sustainable nutrition, support in natural disasters, and initiatives regarding sustainability, which we shall continue supporting. With our contributions through 181 not-for-profit institutions in Mexico, this year we have benefited 1,973,283 people.


Fundación
WAL*MART
Fundación

Thanks to the

25,605

volunteers who generously gave 289,396 hours of their time for 902 community involvement projects





We painted and helped to clean up
239
schools

FILE Nº 82-4609

Fundación
WAL*MART
MEXICO
Board of Directors 2005-2006

Helped in the maintenance of
484
parks

Equipment for 17 kitchens and dining halls for
21,984
needy people

Over **1,000**
workshops given on the subject of nutrition

An agreement was signed with the United Nations Development Program and the Mexican Red Cross to provide assistance during natural disasters



Independent Directors	
Mercedes Aragones	
Marinela Servitje	
Martha Smith	
Wal-Mart de Mexico Executives	
Raul Argüelles	
Xavier del Rio	
Jose Angel Gallegos	
Pablo Andres Guzman	
Rafael Matute	
Maria Angelica Olmos	
Scot Rank	
Jose Luis Rodriguezmacedo	
Eduardo Sanchez	
Eduardo Solorzano	
Simona Visztova	

During Wal-Mart de Mexico National Volunteer Week, 12,049 Associates and their families worked in support of their communities

VOLUNTEERISM
The backbone of our Foundation
The most important and essential element to ensure the greatest scope possible for our community involvement programs is our program for volunteerism. In 2006 Wal-Mart de Mexico Associates volunteered to make our commitment to our communities a reality. Within our volunteer projects this year, we reforested parks, cleaned up beaches, parks and gardens, painted and performed maintenance on schools, old-age homes, orphanages, and hospitals, in addition to offering training programs in nutrition for the community, built backyard gardens and farms, conducted recycling programs, among others.

$ 13
million dollars channeled in financial resources and in-kind donations, through 181 not-for-profit organizations



PROMOTING SUSTAINABLE NUTRITION

The Foundation's support strategy consists of bringing human, economic and organizational resources to bear for efficient and clear-cut solutions that contribute towards the enhanced quality of life for our communities.

We followed 5 lines of action for sustainable nutrition:

1. Fighting infant malnutrition
We supported 6,320 children in 2006 through organizations that provide comprehensive care to those whose level of malnutrition places growth and the development of cognitive abilities at risk. Programs of this type include the supplying of nutritional packages, education in healthy eating habits, and follow up on the nutritional state of these children during the first five years of their lives.

2. Food availability
Through food banks and social institutions, we have been able to feed 154,000 people by providing sustainable backyard gardens for 3,713 families, and the necessary training to ensure sustainability. Three hundred and sixty-five days of the year we donate food products from our stores and distribution centers. In fact, Wal-Mart de Mexico is one of the largest donators to food banks throughout Mexico.

Fighting malnutrition
- **6,320** children in fighting malnutrition program

Availability of food
- **623,203** pounds of food each month for **30,800** families
- **850** backyard farms

Improving the infrastructure
- **17** kitchens and dining halls equipped for **21,984** people
- **11** pieces of equipment for food banks and the monitoring of nutrition programs, the installing of water-free toilets, environment-friendly kitchens and rainwater catchment systems for over **3,000** families
- **1** rainwater purification plant serving **6,000** inhabitants

3. Food infrastructure
The improving of living conditions for families in remote areas is one of the top priorities because we seek to reduce contamination of food sources as much as possible. Moreover, we assisted in potable water availability through rainwater catchment systems for more than 3,000 families throughout Chiapas, Oaxaca, Guerrero, Chihuahua, Puebla, Morelos, and other states, as well as the building of a rainwater purification plant that serves 6,000 people from the Mazahua community in the State of Mexico. Likewise, we contributed towards improving the capacity of public eating halls and kitchens.

In addition to nutrition-related activities, we have supported food banks by providing refrigerated trucks, warehouses, dehydrators, and refrigerators. In this manner, food supplies have arrived in optimum conditions for the end-consumer. Thanks to our volunteers, we have also supplied several with consultancy in food conservation and handling.

4. Health education
Our goal is to improve eating habits and promote physical activity in rural and urban communities nationwide.


Nutriendo de Corazón
Fundación Wal-Mart de México, trabaja día a día para crear condiciones que mejoren la nutrición en nuestro país, a través de diversos programas de apoyo social.
Fundación
WAL*MART
MEXICO
Comprometidos por un México mejor, un México mejor nutrido.

2,689
beneficiaries of agricultural production projects, the holding of workshops and textile manufacturing, among others



1,064
nutrition workshops and implementation of the **Health Education** program in 13 schools, with 84 teachers, 350 parents, 2,801 students and 867 volunteers

This new program hopes to promote healthy life habits among children.

With this in mind, grammar school teachers receive training so they in turn, through the use of books and teaching material especially designed for this purpose, can convey the importance of this subject to children in grades one to six.

The content of materials on nutrition and exercise are related to the school program so that the learning experience can be easier and more entertaining, and which in turn is enhanced by the skills and experience of each individual teacher.

The strategy concerning health education in the field of nutrition places special emphasis on psychosocial considerations such as self-care, eating habits and exercise. During the first six months alone, this program has benefited 2,801 children in 13 schools in urban and rural communities. This program is a tribute to our Associates, who have volunteered their time and helped to paint and beautify the schools, record weights and heights for the children, and take them to the local Vips restaurant so they could see firsthand what they had learned in the classroom.



5. Production projects
We fully support sustainability in our communities to strengthen their long-term production capacity and to assist in the social development of their places of origin, which is achieved by having sources of income.

Thus the **Giving is Also an Art** program was launched last year so that rural communities have the chance to access our retail infrastructure. It has been a year since we started working in benefit of Mazahua and Tarahumara communities by providing training and specialized technical assistance to enhance their production processes; their handicrafts were then sold in our units, with 100% of the income generated -including profits- returned to these communities. Throughout 2006, we sold handicrafts in 60 Superama units and 9 Sam's Clubs, enabling 200 Mazahua women and 489 Tarahumara indigenous to become a permanent part of this program.



Pega aquí tus calcomanías



Con tu ayuda, nuestra ayuda se nutre
¡Muchas Gracias! Con tu participación logramos mejorar la nutrición de quienes más lo necesitan.
En esta unidad logramos llegar a la cantidad de $
y Fundación Wal-Mart de México aportará la misma cantidad, logrando un total de $
en beneficio del DIF de Hidalgo.
Fundación WAL-MART
HIDALGO
WAL-MART
Superama
Suburbia

The matching fund campaign increased the number of participating states throughout Mexico from 7 to 23

INVOLVING OUR CUSTOMERS AND MEMBERS IN COMMUNITY SUPPORT ACTIVITIES

Matching fund campaign
All units that have voluntarily decided to participate in this campaign sell stickers for customers and members at a price of $ 10 pesos each. The money collected is channeled to institutions that have projects meant to foster nutrition. In addition to these resources, the Wal-Mart de Mexico Foundation matches each peso obtained with an equal amount. This program was conducted in 7 states nationwide in 2005, whereas in 2006, the number of participating states increased to 23, thereby supporting a total of 25 institutions, to whom we donated more than $ 740,000 dollars, thanks to the generosity of our customers and members.

Social assistance cards
Another activity supporting different projects for food safety and for infrastructures in remote communities is that of the selling of four different types of Social Assistance Cards (TAS) in all our business units, which in turn benefits four different institutions. Moreover, our Wal-Mart de Mexico Foundation donates an additional 10% of the amount collected from the sale of these cards to the institutions represented under the TAS program.

FILE N° 82-4609



IN CHRISTMAS SEASON

Producing smiles

For over five years now, in December our Associates from the home offices, distribution centers and business units **adopt** an institution for children or senior citizens with the purpose of giving gifts just before Christmas. The process begins when the members of the adopted institution fill out a card stating who they are and what they like to do; the cards are then placed on a Christmas tree in the participating units/home offices where Associates, customers or members may select a card and become familiar with the preferences of their adoptee, whom they will soon meet to give a gift. In 2006, we were able to give the gift of a smile to more than 26,000 people.

Moreover, in the state of Jalisco it is now a Wal-Mart de Mexico tradition for Associates of different units and distribution centers to give balls to children in public grammar schools. This year, our Associates gave away 52,730 balls, which were distributed by a caravan of six trailers. This was all possible thanks to the voluntary participation of our Associates who, with generosity of spirit and enthusiasm made many children happy this Christmas.

Take a Picture with Santa is yet another of our Christmas activities. For nine years now, our Sam's Club members are able to pose for a picture with the jolly man in red. The income from the selling of these pictures is donated to the Toy Drive (Jugueton) sponsored each year by TV Azteca, and for which we have become an important element. This year we were able to collect and donate toys for over 42,975 children.


Esta Navidad, no olvides regalar sonrisas.
Regala una sonrisa adoptando a un niño o adulto mayor. Convive con él y dale un regalo permitiendo que goce del espíritu de la Navidad.
Fundación WAL★MART MEXICO
Comprometidos por un México mejor, un México más feliz.
WAL·MART
BODEGA AURRERA
Superama
Suburbia
VIPS
El Portón

Associates, members and customers donated Christmas gifts to **171,700** people


Voluntario

52,730
balls were distributed by a caravan of six trailers to children from public grammar schools

CLOTHED IN HOPE
With the purpose of providing a little warmth during the cold winter faced by some of the poorest communities in Mexico, all our Suburbia units invited our customers to donate any warm clothing -in good condition- that could help to clothe the remote populations of our country. In response we received sweaters, jackets, and coats which, thanks to the generous support from our customers, were sent to the Mexican Red Cross for the Winter Program. These clothing items were sent together with food packages donated by the Wal-Mart de Mexico Foundation.

THE STORE OF YOUR COMMUNITY
At Superama we implemented **The Store of Your Community** program, whose purpose is


Cada pelota, una sonrisa
Con tu participación reunimos 52,730 pelotas durante el Pelotón Jalisco 2006 y miles de sonrisas de niños jaliscienses se hicieron realidad
¡Gracias!
Fundación WAL*MART MEXICO
Comprometidos por un México mejor

FILE N°
82-4609


Fundación
WAL*MART
MÉXICO
CRUZ ROJA
MEXICANA
AYUDA HUMANITARIA
PROHIBIDA SU VENTA
APOYO AL SURESTE
ante desastres naturales
CRUZ ROJA
MEXICANA
P N
U D
Fundación
WAL*MART
MÉXICO

to strengthen the commitment of units and its Associates to maintain a clean surrounding area; foster the spirit of volunteerism with monthly activities in retirement homes, public schools, and parks; promote participation in recycling initiatives for multilayer packaging; and involve children in the importance of recycling.

SUPPORT DURING NATURAL DISASTERS
With the firm purpose of always being prepared to face any contingency, Wal-Mart de Mexico created the Center for the Continuity of Operations to coordinate efforts from different areas of the Company attempting to assist our Associates, reestablish the efficient operation of our units, and ensure the supply of merchandise to affected areas as quickly as possible during an emergency.

In light of this, the Wal-Mart de Mexico Foundation signed an agreement with the Mexican Red Cross to create a revolving fund for 5,000 emergency food packages and staple goods. These would be sent to and distributed among communities affected by natural disasters. A memo of understanding was also signed with the Mexican Red Cross and the United Nations Development Program to supply remote communities in Southeastern Mexico with basic food packages.



In favor of environmental sustainability



Over **15,000** trees planted in 2006 by our Associates during volunteer activities

The primary objective of the **Environmental Sustainability** program of Wal-Mart de Mexico is to protect the environment and ensure a better quality of life for future generations, focusing primarily on subjects related to energy, wastes and products.

The strategy adopted begins in 1999 with the building of environment-friendly units and continues with responsible operations and full compliance with all regulatory standards. This shall all be supported through the broad range of expertise of specialized personnel working for the Company.

SUSTAINABLE ACTIONS

We at Wal-Mart de Mexico are committed to environmental care and protection. Our actions are aimed at contributing towards reducing global warming, generating less wastes, using less energy in our units, eliminating gas emissions and always being on the cutting-edge of technological innovations so as to help protect our planet.

ENERGY USE

At Wal-Mart de Mexico we have designed a series of programs meant to reduce energy use with our lighting, refrigeration, and

Caring for the environment:

- **Thanks to wastewater treatment, we have been able to save 168 million gallons of potable water in 2006 through the operation of 200 plants**
- **We are the first retail chain to have CFC-free refrigeration units**
- **We now have 380 refrigeration units for proper conservation of organic wastes**
- **Some 125,847 tons of cardboard, 2,624 tons of plastic (shrink wrap), 69 tons of used cooking oil and roughly 6,502 tons of fat and bone were recycled**
- **With our suppliers we implemented the Best Administrative Practices program, to join forces and share environment-related results**


ahorra energía


ahorradores
de agua


reduce
contaminantes


PRECIO BAJO
TODOS LOS DIAS
$ 23.50
Lácteos

Thanks to our recycling programs, we avoided using 1 billion Kw/Hr and the emission of

512,122

tons of CO_2

air conditioning systems, among others. The investment in these programs amounts to $ 10.2 million dollars, thus a reflection of our awareness of and responsibility to the communities of tomorrow, so future generations may live in a better Mexico.

In 2006, new energy savings actions in stores and restaurants were re-addressed in order to achieve an additional 20% in energy efficiency by 2012.

Energy savings estimated during the last quarter in 2006 equals 2.7 million Kw/Hr.

SEPARATION OF WASTES

The correct separation of wastes -into organic and inorganic- for proper disposal in specific containers is a primary aspect of our environmental sustainability program, which hinges on the efficient use of natural resources and reductions in pollution to protect our planet.


reciclables
o reciclados


biodegradables


orgánicos



RECYCLING

Some 135,092 tons of materials were recycled in 2006, such as cardboard and cooking oil. In addition to reducing the use of natural resources, actions such as this motivate recycling firms to generate more jobs.

The actions and volunteer support by Superama in recycling activities deserves special mention. Through the initiative sponsored by Superama **-The Store of Your Community-** environmental care and protection is promoted among its units and customers. With this program, green areas receive maintenance through monthly activities in favor of ecology, and awareness is raised in the community regarding the importance of recycling multilayer packages. In an alliance with the Junior League of Mexico and support from TetraPak and the San Jose Paper Company, the cycle for the sustainability of multilayer paper can be completed.

The **Santa-Reyes** pilot collection campaign (to recycle plastic-coated cardboard) initiated at 110 Supercenter and 247 Bodega Aurrera units, thereby benefiting the environment. This campaign also lends a hand in the reforestation efforts for the Ixta-Popo Park located in Estado de Mexico.

WATER SAVINGS AND TREATMENT

In 2006, we built 57 new water treatment plants, totaling 200 plants with which we supply 247 of our operating units. The plants reduce contaminants in the water and make it recyclable for use in irrigation and sanitary systems.



200
water treatment plants

Thanks to the recycling of
2,624
tons of plastic (shrink-wrap), over 1,733,282 gallons of sanitary landfill as well as 28,869 barrels of oil were saved

NOISE POLLUTION

The mitigation of noise produced by our operating units, despite being considered low, has received sizeable investment in the last two years with the purchase of noise reduction equipment. All new units are now designed with special acoustic booths that mitigate the noise produced by certain equipment, such as emergency power units.

ADAPTING TO THE ENVIRONMENT

Our Company is aware of the implication of being compatible with the local environment. Therefore, we decided to change the basic design of units built in historical locations to blend with our surroundings, according to the needs of each area where we build new units. A vivid example of this effort is



We have saved
2,140,255
trees through our campaigns on the reduced use of paper and the recycling of multilayer packages


¡No los abandones en la calle!
Fundación
WAL·MART
Campaña de recuperación de
Árboles de Navidad
Árbol por árbol
tu ciudad reverdece
WAL·MART

our Wal-Mart Supercenter and the Vips unit built on Paseo Montejo avenue, in the city of Merida; the Vips built in downtown Queretaro; the Bodega Aurrera in Teotihuacan and the Vips and Bodega Plaza Loreto, built in Puebla, all of which are units located at different historical sites in our country.

TIES WITH OTHER INDUSTRIES
Our Company has a policy of Best Administrative Practices consisting of joining efforts with other industries to achieve positive actions in favor of the environment. Among the goals is to make production and distribution actions more efficient and thereby reduce contaminants and affect the environment as little as possible.

CHRISTMAS TREE DRIVE
As in the past, this year we once again put our units at the disposal of our customers and members and established Christmas tree collection centers so that through recycling they can be used for compost in parks and gardens. This was done in collaboration with the Governments of Estado de Mexico and of Mexico City.

BIODEGRADABLE PRODUCTS
Wal-Mart de Mexico provides incentives for the selling of biodegradable products in all our units. Such is the case of a line of disposable cups and plates made with potato and corn starch, which are degradable in a period of three months.

ORGANIC PRODUCTS
As of 2006, our product catalog now includes organic products whose process includes the use of neither pesticides, chemicals, insecticides nor other components that could affect the environment.

In 2006 we collected
4,978
Christmas trees for recycling purposes


Vía Verde
orgánica

Committed to the economic **well-being of Mexico**


Our constant investments are the backbone for sustainable growth, and we shall continue to consistently invest our earnings in Mexico

Our commitment to the economic well-being of Mexico is made evident with our model of innovation, investment, expense efficiency, competitiveness and talent development. We are convinced that this is the only consistent and sound way to generate more jobs, foster competitiveness and ensure sustainability.

Throughout 2006, we invested a record amount: $ 839 million dollars. It is through these investments that our commitment and long-term vision for Mexico become obvious, as well as our intention to continue contributing towards improving the quality of life of Mexican families with our proposal of Every Day Low Prices.

We reflect our commitment to Mexico

141,704 people have permanent jobs with Wal-Mart de Mexico

Our Company has been listed in the Mexican Stock Exchange since **1977**, and we can proudly boast sound corporate governance

We created some **9,875** indirect jobs in this last year alone

93% of the merchandise sold in our stores is purchased from more than 9,600 suppliers established in Mexico



Throughout the year, we invested **839** million dollars, effectively creating 17,409 new jobs

INVESTING IN DEVELOPMENT

Investments constitute a fundamental part of creating wealth and well-being, as well as a decisive factor in ensuring sustainability. Therefore we are the company with the highest investment level in the retail sector of our country.

THE LARGEST PRIVATE SECTOR EMPLOYER IN MEXICO

One of the most effective ways to create well-being for a society is to maintain and consistently create formal employment, that is, permanent and well-paid jobs. Thanks to ongoing investment, today we are the largest private sector employer in Mexico, having over 141,000 Associates on the payroll. Throughout 2006 we were the company that generated the larger number of jobs in 120 new units.

IMPACTS ON OTHER INDUSTRIES

Without a doubt, our consistent investments in Mexico have a favorable impact on many of our nation's industries. In 2006 alone, our Company generated thousands of indirect jobs, benefiting such sectors as information technology, transportation, metal-mechanics, and textile. The construction industry has undoubtedly benefited the most from our expansion. Moreover, suppliers in general experience a multiplier effect of growth associated with the expansion of Wal-Mart de Mexico.



Employment growth vs. units opened


Units in operation
Number of Associates
950
900
850
800
750
700
650
600
550
500
150, 000
140, 000
130, 000
120, 000
110, 000
100, 000
90, 000
80, 000
550
84,607
595
92,708
641
99,881
694
109,057
783
124,295
893
141,704
2001
2002
2003
2004
2005
2006

Business **partners**

To date, some **three billion** dollars worth of Mexican farm products and industrial goods are exported to the 13 Wal-Mart countries around the world


En muchos lugares del mundo,
ya esperan a nuestras escobas.
WAL★MART
MEXICO
Comprometidos por un México mejor,
un México con productores más fuertes.
La calidad de las escobas de "La Reynera" de Monterrey, es un caso más del éxito que tienen los productos mexicanos en el mundo. Wal-Mart de México apoya a cientos de empresas mexicanas para que exporten sus productos, y así, crezcamos juntos.
WAL★MART
MEXICO

65
suppliers, with 180 production shops, have the opportunity of obtaining consultancy from the textile chain development area



FILE N°
82-4609

We are fully aware that the driving of production chains in the country constitutes a decisive factor in terms of economic and social growth. This is precisely where Wal-Mart de Mexico plays a crucial role by purchasing goods from over 11,000 small, medium and large-sized suppliers.

The relationship we have with each of our business partners is of utmost importance. We maintain close ties with each one -based on clear rules of co-operation- because we rely on them to be able to fully satisfy our customers, and hence, be able to continue growing.

DRIVING MICRO, SMALL AND MEDIUM-SIZED DOMESTIC PRODUCERS
With the support and development that Wal-Mart de Mexico provides its suppliers, we have been able to pave the way towards business opportunities and growth, generating value and efficiency in production for textile and supply chains (fresh products) as well as for small and medium-sized regional enterprises.

Supply Chain Development. The area in charge of textile supply chain development at Wal-Mart de Mexico allows for improving textile production capacity and quality, therefore enabling suppliers to enhance their processes and offer consumers fashion and quality at improved prices.

During 2006, over 25 million garments underwent this process, providing consultancy for 1,500 people.

Committed to Mexican producers. With assistance provided by Wal-Mart de Mexico´s Supply Chain Development area (for fresh products), Mexican producers receive support in improving their competitiveness and growth.

In 2006, Wal-Mart de Mexico purchased about
440,000
tons of fruits and vegetables from 562 micro, small and medium-sized domestic suppliers



10 Distribution Centers throughout Mexico serve our suppliers: 5 in the metropolitan area of Mexico City, 3 in Monterrey, and 2 in Guadalajara

Wal-Mart de Mexico assists dozens of Mexican farmers so they can export a large variety of produce to Wal-Mart units in the United States.

Less than 11% of the produce sold in Wal-Mart de Mexico units are direct imports. These imports are primarily concerning different types of fruit not grown in Mexico because of weather conditions, or because the harvesting period is limited to a few months throughout the year.

Opportunities for local producers. Regional Fairs represent an opportunity for local manufacturers and producers, most of them small-sized organizations, to sell their products in our stores in specific cities, with the potential to later become regional and/or national level suppliers.

During the supplier selection process, we provide consultancy in subjects as design, packaging, labeling and quality, among others.

From the onset of this program, in 2004, we have conducted 23 Regional Fairs throughout Mexico.

Supporting supplier competitiveness with our infrastructure. Through our logistics network and our distribution centers, we help our suppliers to access national level markets, thereby reducing overall costs. Our modern systems enable suppliers to monitor the sales of each of their products at the store and regional levels so they can enhance planning and production cycles.

Wal-Mart-Nafin Production Chain Program
We have lent our support to the financial services designed by Nafin (development banking institution) to drive supplier development.

Supporting production chains in our country brings about considerable benefits such as the fostering of employment, investment, reducing the need for brokers and introducing new technologies, to name just a few.

There are more than 2,050 Wal-Mart de Mexico suppliers currently enrolled in the Program, making them eligible for credit at preferential rates, amounting to over $ 1.2 billion dollars in financing during 2006. In the spirit of lending support to funding operations at highly competitive rates and providing greater certainty to the entire program, Wal-Mart de Mexico created a one billion-peso fund in February 2006.

We have driven the development of 258 micro and small-sized suppliers through **Seven Regional Fairs** held in the states of Colima, Guanajuato, Hidalgo, Jalisco, San Luis Potosi, Tabasco and Tamaulipas


Hecho en Tamaulipas
Feria Estatal de Proveedores
Del 21 de SEPTIEMBRE al 1 de OCTUBRE de 2006
DESARROLLO ECONÓMICO Y DEL EMPLEO
WAL*MART SUPERCENTER
MEJORES EMPRESAS
Electronica

FILE N°
82-4609


Aceite
de Oliva
Extra Virgen
Great Value

From the onset in

2001

and to date, small and medium-sized suppliers have received financing totalling $4.2 billion dollars


TORTILLAS DE MAIZ
"MARCER"
TORTILLA DE NOPAL


WAL*MART
MÉXICO
financiamiento de
cuentas por cobrar a TIIE-1
Suburbia
WAL*MART
VIPS
Superama
Wal-Mart de México tiene en Nafinsa
un fondo por $1,000'000,000.00
para que sus proveedores* cuenten
con la mejor tasa del mercado.
Sólo tienes que:
1. Solicitar que tu Comprador te autorice el pago con documentos (formato V2).
2. Solicitar a Nafinsa o al Intermediario Financiero tu incorporación al programa de Cadenas Productivas.
3. Entregar la documentación y contratos requeridos, ya sea a Nafinsa o al Intermediario Financiero.
4. Proporcionar a Nafinsa tu cuenta de cheques.
5. Recibir de Nafinsa tus claves de acceso y comenzar a operar.
WAL*MART
MÉXICO

For many of our suppliers, the Production Chain Program has meant the chance to access lines of credit with payment terms that would have otherwise been impossible for them to obtain. They have the added benefit of receiving training and technical assistance in enhancing the development of their companies.

From the onset and to date, our suppliers have received financing totalling $4.2 billion dollars.

EXPORT OPPORTUNITIES

Hundreds of Mexican suppliers for Wal-Mart de Mexico have reaped the benefits that our marketing capacity has throughout the world, which in turn has facilitated the exporting Mexican products now positioned in international markets thanks to their genuine quality and competitive prices. At present, a minimum of 3 billion dollars worth of Mexican products are exported annually to Wal-Mart units throughout the world.


WAL★MART
MEXICO




Wal-Mart de Mexico

Home Office
Blvd. Manuel Avila Camacho 647
Delegacion Miguel Hidalgo, 11220 Mexico, D.F.
(52) 55 5283 0100

www.walmartmexico.com.mx

Corporate Affairs
Raul **Argüelles**
raul.arguelles@wal-mart.com
(52) 55 5387 9241

Wal-Mart de Mexico Foundation
Gisela **Noble**
mmgnobl@wal-mart.com
(52) 55 5283 0100 ext. 8336










WAL*MART
México

FILE N°
82-4609

RECEIVED

2007 MAR 15 A 6:19

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

March 13, 2007

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Dear Mr. Dudek:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A.B. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- Press release February 14, 2007.
- Wal-Mart de Mexico informs on the resolutions reached at its annual shareholders' meeting.
- Information sent to Mexican stock exchange at March 6, 2007.
- Report on share repurchase for February 2007.
- Press release February 2007 sales.

Sincerely,

Jorge Portilla Fabian
Accounting Assistance Director

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

WAL★MART México

Our Vision is "Contribute towards improving the quality of life for Mexican families."

PRESS RELEASE

FREE TRANSLATION, NOT TO THE LETTER

Mexico City, February 14, 2007

Wal-Mart de Mexico will create more than **20 thousand new jobs** in 2007 with an investment program of **$10.8 billion pesos** and the opening of a total of **125 new units** including Bodega Aurrera, Wal-Mart Supercenter, and Superama self-service stores, Suburbia department stores, Sam's Clubs and restaurants.

"If 2006 was a year of record results, 2007 gives us the opportunity to continue innovating, and to offer a better value proposition for our customers with the opening of banking services at our units. Additionally, as part of our commitment for a better Mexico, we will strengthen our sustainability, competitiveness, and supplier development initiatives in order to contribute towards improving the environment and growth opportunities for our country" said Eduardo Solorzano, Executive President and CEO for Wal-Mart de Mexico.

The investment program for 2007 contemplates the opening of a total of 125 units, distributed as follows:

- 58 Bodega Aurrera self-service stores
- 15 Wal-Mart Supercenter self-service stores
- 4 Superama self-service stores
- 11 Suburbia department stores
- 5 Sam's Clubs
- 32 Restaurants

In total, this investment represents a 12% growth in installed capacity.

Talent promotion and development will be critical to support this growth. Only in 2006, Wal-Mart de Mexico invested 5.3 million man-hours in training more than 121 thousand associates, and promoted close to 20 thousand associates to a higher level.

When referring to 2006 achievements, Eduardo Solorzano also highlighted the contribution of 25 thousand associates with their volunteer work to 902 community activities organized by Wal-Mart de Mexico Foundation. The Foundation channeled 141 million pesos to 181 organizations in the benefit of almost 2 million Mexicans.

"We are very proud of the commitment shown by our associates in transforming their communities. We will continue to drive Wal-Mart de Mexico Foundation involvement to support sustainable feeding, which is the main focus of its work" Solorzano said.

During 2006, Wal-Mart de Mexico invested 9 billion pesos in the modernization of its operation and in building new units, generating a total of 17 thousand direct and permanent jobs.

In that same period, Wal-Mart de Mexico opened 120 new units from its different business formats. We were present for the fist time in 37 new cities.

ESR EMPRESA SOCIALMENTE RESPONSABLE

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Additionally, we opened our 10th Distribution Center, in Mexico City. This DC servs more than 1,800 suppliers, employs 1,200 associates, and it supplies self-service stores in Mexico City, Queretaro, Estado de Mexico, and Hidalgo.

The company closed 2006 with 893 business units, 141 thousand associats, and presence in 139 cities in Mexico.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 897 units, broken down as follows:

261	Bodegas Aurrera
77	Sam's Clubs
118	Wal-Mart Supercenters
60	Superamas
62	Suburbias
319	Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

EMPRESA SOCIALMENTE RESPONSABLE
INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com
WALMEX
CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

WAL-MART DE MEXICO INFORMS ON THE RESOLUTIONS REACHED AT ITS ANNUAL SHAREHOLDERS' MEETING

FREE TRANSLATION, NOT TO THE LETTER

Mexico City, March 6, 2007

Wal-Mart de Mexico, S.A.B. de C.V. held its Annual Shareholders' Meeting today, in Mexico City. The main resolutions that were adopted are:

Dividend Payment:

Shareholders approved a dividend that at shareholders choice will be paid in cash, $0.51 pesos per share, or in stock. The number of new shares that would be given to the shareholders that opt for the dividend payment in stock would be based on the closing price for the Walmex shares at the Mexican Stock Exchange on March 28, 2007. Shareholders will have until April 17, 2007 to decide if they wish to receive the payment in shares. Those who do not inform their choice will receive cash. Dividend will be paid on April 20, 2007.

Board of Directors:

Wal-Mart de Mexico's Board of Directors ratified Mr. Ernesto Vega as Chairman of the Board of Directors of Wal-Mart de Mexico, S.A.B. de C.V., and Eduardo Solorzano as President and CEO, and Blanca Treviño, who is a member of Wal-Mart de Mexico's Board of Directors was appointed Chairman for the Audit Committee and for the Corporate Practices Committee.

Martha Miller was appointed to the Board of Directors of the Company, as an independent Director.
Martha Miller, has 25 years of Marketing and General Management experience. She worked for Procter & Gamble from 1976 to 2001, being her last position Vice-President and General Manager Latin America Market Development Organization. She has been a Board of Director member for several companies dedicated to: airport services, financial services, department stores, and consumable goods. She has studies from Stanford University and from the Salamanca University in Spain.

Results for 2006:

The Company's shareholders approved the financial information for the year 2006 as it had been previously presented through The Mexican Stock Exchange on February 8. The approval was preceded by a favorable report by the Audit Committee, which is totally integrated by independent Directors, as well as favorable report by the external auditors.

Repurchase of Shares:

Shareholders approved an amount of $8,000,000,000.00 pesos as the maximum amount that the Company may use in Repurchase of Shares during 2007. Shareholders approved to cancel 158,368,900 shares from the share repurchase program, that were considered as treasury stock.

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com


WAL*MART
México

Our Vision is "Contribute towards improving the quality of life for Mexican families."

The Wal-Mart de Mexico Foundation:

Shareholders were informed on the activities of the Wal-Mart de Mexico Foundation. Said foundation channeled donations for more than 141 million pesos, benefiting 1.9 million people; 25,605 associates worked as volunteers in several communitary projects such as child nutrition, burn prevention, beautifying of parks and the planting of trees, maintenance to schools, old age homes, orphanages, and hospitals.

Expansion Program:

The expansion program for 2007 includes the opening of 125 business units, distributed as follows:
58 Bodega Aurrera self-service stores
15 Wal-Mart Supercenter self-service stores
4 Superama self-service stores
11 Suburbia department stores
5 Sam's Clubs
32 Restaurants
Total investment will be $10.8 billion pesos, and the increase in installed capacity will be 12%.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 902 units, broken down as follows:

263	Bodegas Aurrera
78	Sam's Clubs
118	Wal-Mart Supercenters
61	Superamas
63	Suburbias
319	Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

EMPRESA SOCIALMENTE RESPONSABLE

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación WAL*MART México

WAL★MART

FILE N°
82-4609

Mexico City, March 6, 2007

MEXICAN STOCK EXCHANGE
Reforma 255
Mexico City

To. C.P.A. Roberto Cordova Tamariz
Assistant Director for Securities
and Issuers Administration

Dear Sirs:

In compliance with General Guidelines Applicable to Securities Issuers and Other Participants in the Securities Market, please find enclosed the ensuing documents:

1. Annual Report 2006, which includes:
- The reports which refer to article 28, section IV of the Securities Market Law, except for the report of the Corporate Practices Committee -since the latter was created in November 14, 2006, and has not had any sessions- as well as the board's of directors opinion about the General Director Brief, which it is included in the minutes of the shareholders meeting of the day at the date.

2. Consolidated Financial Statements with external auditors report.

3. Certified copies of documents of Wal-Mart de Mexico, S.A.B. by the Board of Directors' Sub Secretary, detailed as follows:
- Minute of the Regular Shareholders General Meeting, which took place on March 6, 2007.
- List of attendance created because of the meeting, along with copies of records and the list of officials which refers to article 290 of the Securities Market Law.
- Brief by the Alternate Secretary of the Board of Directors expressing the state of the social ledgers.

4. Document stemming from the external auditor which refers to article 84 of the aforesaid Dispositions.

We make this remittance so it may be kept in the proper file and it may produce the legal effects that comes from it.

We assure you our most distinguished regard.

Sincerely yours,

WAL-MART DE MEXICO, S.A.B. DE C.V.

LIC. ENRIQUE PONZANELLI
Attorney-in fact

OFICINAS ADMINISTRATIVAS

Blvrd. Manuel Ávila Camacho 647, Col. Periodistas Del. Miguel Hidalgo, México, D.F. C.P. 11220 Teléfono 52 83 01 00

ACTA DE LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE WAL-MART DE MÉXICO, S.A.B. DE C.V.

En México, Distrito Federal, domicilio social de Wal-Mart de México, S.A.B. de C.V., siendo las 9:00 horas del día 6 de Marzo de Dos Mil Siete, se reunieron en el Auditorio del edificio marcado con el número 647, Colonia Periodistas, México, 11220, Distrito Federal, el Presidente del Consejo de Administración señor Ernesto Vega Velasco, el Secretario Lic. José Luis Rodríguezmacedo Rivera, el Prosecretario Lic. Enrique Ponzanelli Vázquez y las personas que aparecen en la lista de asistencia respectiva las que concurren como Accionistas o Representantes de Accionistas para celebrar la Asamblea General Ordinaria convocada mediante aviso publicado el día 9 de Febrero del año en curso, en el periódico Reforma.

Asume la Presidencia de esta Asamblea, el Señor Ernesto Vega Velasco y la Secretaría, el señor José Luis Rodríguezmacedo Rivera. Seguidamente el Presidente designa dos Escrutadores quienes certifican que en esta Asamblea se encuentran presentes 8,199,629,988 acciones que representan el 95.82 % de acciones del Capital Social.

El Presidente declara instalada la Asamblea y apta para conocer el siguiente:

Orden del Día

I. Informe del Consejo de Administración.

II. Informe del Comité de Auditoría.

III. Aprobación del Documento de Información Financiera correspondiente al ejercicio social comprendido del 1° de Enero al 31 de Diciembre de 2006.

IV. Informe sobre la situación del Fondo para Recompra de Acciones.

V. Aprobación del proyecto para cancelar 158,368,900 Acciones de la Sociedad, que actualmente son Acciones en tesorería provenientes de la recompra de Acciones.

VI. Aprobación del Proyecto de Aplicación de Resultados.

VII. Aprobación del Proyecto de repartir un dividendo que a elección del Accionista se le pagará en efectivo, con cargo a la Cuenta de Utilidades Retenidas de la Sociedad (CUFIN), a razón de $0.51 pesos por Acción, o en Acciones de la Sociedad, al factor de intercambio que se determine tomando en cuenta el precio de cotización promedio de cierre de la Acción del día 28 de Marzo de 2007 y los $0.51 pesos, contra cupón 45. Se pretende que el dividendo sea pagado el 20 de Abril de 2007.

VIII. Aprobación del Proyecto de efectuar un aumento del capital social en su parte variable, mediante la emisión de hasta 109,234,586 Acciones comunes, ordinarias, que se destinarán exclusivamente a ser entregadas como dividendo y que quedarán pagadas mediante la aplicación a la cuenta de capital social de la cantidad de $0.51 pesos por Acción de la Cuenta de Utilidades retenidas de la Sociedad; por lo que el aumento del capital social en la parte variable, sería hasta por la cantidad de $4,369'383,440.00. Aquellas Acciones que no queden suscritas y entregadas a los Accionistas en la forma indicada, quedarán canceladas; asimismo quedará cancelado el aumento de capital social en la misma proporción.

IX. Reporte sobre el cumplimiento de obligaciones fiscales.

X. Reporte sobre el Plan de Acciones para el Personal.

XI. Reporte de la Fundación Wal-Mart de México.

XII. Ratificación de las actuaciones del Consejo de Administración durante el ejercicio social comprendido del 1° de Enero al 31 de Diciembre de 2006.

XIII. Nombramiento o ratificación de los Miembros del Consejo de Administración.

XIV. Nombramiento o ratificación de los Presidentes de los Comités de Auditoría y Prácticas Societarias.

XV. Aprobación de los acuerdos que constan en el Acta de la Asamblea celebrada.

En desahogo del anterior Orden del Día se obtuvo:

FILE N°
82-4609

I. PRIMER PUNTO DEL ORDEN DEL DIA. Hace uso de la palabra el señor Ernesto Vega Velasco para dar lectura al informe que se rinde a la Asamblea por parte del Consejo de Administración y de la Presidencia Ejecutiva de la Sociedad.

Concluida la lectura del informe indicado los Accionistas toman el siguiente:

A C U E R D O

Se aprueba el informe del Consejo de Administración en el que se recomienda la aprobación de los Estados Financieros y el informe de la Dirección General, ordenándose que un ejemplar del mismo se agregue a los documentos que se deriven de esta Asamblea.

II. SEGUNDO PUNTO DEL ORDEN DEL DIA. Fue presentado a los señores accionistas el informe del Comité de Auditoría por el año 2006.

Una vez escuchado el reporte, los Señores Accionistas tomaron el siguiente:

A C U E R D O

Se tiene por rendido y aprobado el Reporte del Comité de Auditoría.

III. TERCER PUNTO DEL ORDEN DEL DIA. A solicitud del Presidente de la Asamblea señor Ernesto Vega Velasco, el señor Enrique Ponzanelli presenta el Documento de Información Financiera de Wal-Mart de México, S.A.B. de C.V., y de sus Subsidiarias, correspondiente al Ejercicio Social terminado al 31 de Diciembre de 2006 el cual ha estado a disposición de los Accionistas y que contiene el Balance General y el Estado de Resultados al 31 de Diciembre de 2006, cuyos rubros mas importantes se mencionan a continuación.

BALANCE GENERAL AL 31 DE DICIEMBRE DE 2006 (MILLONES DE PESOS)	
ACTIVO CIRCULANTE	**37,412**
INMUEBLES Y EQUIPO	**61,450**
TOTAL ACTIVO	**98,862**
PASIVO A PLAZO MENOR DE UN AÑO	**31,360**
RESERVA PARA PRIMA DE ANTIGÜEDAD Y OTROS PASIVOS A LARGO PLAZO	**2,291**

OTROS PASIVOS A LARGO PLAZO	
IMPUESTO SOBRE LA RENTA DIFERIDO	5,715
INVERSION DE LOS ACCIONISTAS	59,496
PASIVO E INVERSION DE LOS ACCIONISTAS	98,862
ESTADO DE RESULTADOS DEL AÑO QUE TERMINÓ EL 31 DE DICIEMBRE DE 2006 (MILLONES DE PESOS)	
TOTAL INGRESOS	198,971
COSTOS, GASTOS E IMPUESTOS	186,547
UTILIDAD NETA	12,424

Hecha la presentación del documento indicado los asistentes decretan el siguiente:

A C U E R D O

Se aprueba en todas y cada una de sus partes el Documento de Información Financiera de WAL-MART de MÉXICO, S.A.B. de C.V., y de sus subsidiarias, correspondiente al Ejercicio Social comprendido del 1o. de Enero al 31 de Diciembre de 2006. Dictaminados sin salvedades por los Auditores Externos de Mancera S.C. (Ernst and Young), ordenándose que un ejemplar del mismo forme parte del expediente que se integre con motivo de esta Asamblea.

IV. CUARTO PUNTO DEL ORDEN DEL DÍA. Fue presentado a los señores Accionistas el informe sobre el fondo para recompra de acciones propias de la Sociedad. Se dijo que al 7 de Febrero de 2007, la Sociedad ha recomprado y tiene como acciones en tesorería 158,368,900 Acciones. El importe en el que se encuentra dicho fondo a la fecha mencionada es de $2,925'105,864.00.

La cantidad máxima que se propone aprobar para recomprar Acciones propias durante 2007 es de $8,000'000,000.00.

Posteriormente, el Presidente informó a la Asamblea que el Consejo de Administración estableció como política general el que se continúe con la recompra de acciones conforme lo permitan las condiciones del mercado.

Acto seguido los Accionistas tomaron el siguiente:

A C U E R D O

Se tiene por rendido el informe sobre la situación del fondo para recompra de acciones propias de la Sociedad a esta fecha, y por aprobada la cantidad máxima que la sociedad utilizará durante 2007, así como la política de recompra establecida por el Consejo de Administración.

V. QUINTO PUNTO DEL ORDEN DEL DÍA. El Presidente solicitó al Secretario que presentara el proyecto de cancelar 158,368,900 Acciones que fueron adquiridas por la Sociedad con cargo al fondo para recompra de Acciones propias y que actualmente no son representativas del Capital Social por ser Acciones en tesorería.

Una vez analizado el proyecto, los Accionistas tomaron el siguiente:

A C U E R D O

Se cancelan 158,368,900 Acciones que fueron adquiridas por la Sociedad y que actualmente son Acciones en tesorería.

VI. SEXTO PUNTO DEL ORDEN DEL DIA. A continuación, el Presidente de la Asamblea señor Ernesto Vega Velasco, solicita al Secretario presente el Proyecto de aplicación de resultados correspondiente al Ejercicio Social comprendido del 1° de Enero al 31 de Diciembre de 2006 que es como sigue:

(MILES DE PESOS DE PODER ADQUISITIVO DEL 31 DE DICIEMBRE DE 2006)

UTILIDAD DEL EJERCICIO	$12,424,549
MENOS:	
INCREMENTO A LA RESERVA LEGAL	(434,632)
UTILIDAD DESPUÉS DE SEPARAR EL 5 % PARA INCREMENTO A LA RESERVA LEGAL	11,989,917
MAS:	
UTILIDADES ACUMULADAS DE EJERCICIOS ANTERIORES	35,547,379
UTILIDADES TOTALES	$47,537,296

Se propone que las utilidades del ejercicio que están a disposición de la Asamblea se traspasen a la cuenta de utilidades repartibles.

Una vez que concluyó la exposición, los asistentes toman los siguientes:

FILE N°
82-4609

ACUERDOS

1. Se aprueba el Proyecto de Aplicación de Utilidades presentado.

2. Se aprueba que las Utilidades que están a disposición de la Asamblea se traspase a la Cuenta de Utilidades Repartibles.

VII. SÉPTIMO PUNTO DEL ORDEN DEL DÍA. Para desahogar este punto, a instrucción expresa del Presidente, el Secretario informó a la Asamblea respecto a la propuesta del Consejo de Administración de repartir un dividendo, el cual a elección del accionista se le pagará en efectivo con cargo a la Cuenta de Utilidades Retenidas de la Sociedad (CUFIN) a razón de $0.51 por Acción, o en Acciones de la Sociedad, al factor de intercambio que se determine tomando en cuenta el precio de cotización de cierre de la acción del día 28 de Marzo de 2007 y los $0.51 pesos, contra cupón 45, el cual sería pagado el 20 de Abril de 2007.

El día 29 de marzo será publicado el factor de intercambio conforme al precio de cierre del día 28 de marzo; el accionista que opte por recibir el dividendo en Acciones deberá manifestarlo a la sociedad a más tardar el 17 de Abril. El accionista que no manifieste su decisión, recibirá el dividendo en efectivo.

Una vez expuesto el proyecto de dividendo, los señores accionistas toman el siguiente:

ACUERDO

Se decreta un dividendo, el cual a elección del Accionista se le pagará en efectivo con cargo a la Cuenta de Utilidades Retenidas de la Sociedad (CUFIN) a razón de $0.51 por Acción, o en Acciones de la Sociedad, al factor de intercambio que se determine tomando en cuenta el precio promedio ponderado de cierre de la Acción del día 28 de Marzo de 2007 y los $0.51 pesos, contra cupón 45, el cual sería pagado el 20 de Abril de 2007.

El día 29 de Marzo será publicado el factor de intercambio conforme al precio de cierre del día 28 de Marzo; el accionista que opte por recibir el dividendo en Acciones deberá manifestarlo a la Sociedad a más tardar el 17 de Abril. El Accionista que no manifieste su decisión, recibirá el dividendo en efectivo.

FILE N°
82-4609

VIII. OCTAVO PUNTO DEL ORDEN DEL DIA. A instrucción expresa del Presidente, el Secretario leyó el proyecto de aumento de capital; se dijo que para efectos del pago del dividendo decretado en el punto anterior, es necesario efectuar un aumento del capital social en su parte variable, el cual quedará amparado por la emisión de hasta 109,234,586 Acciones comunes, ordinarias, que se destinarán exclusivamente a ser entregadas como dividendo y que quedarán pagadas mediante la aplicación a la cuenta de Capital Social de la cantidad de $0.51 por Acción de la cuenta de utilidades retenidas de la sociedad; por lo tanto se propone acordar un aumento del Capital Social en la parte variable, hasta por la cantidad de $4,369'383,440.00. Se emitirán nuevos certificados provisionales en los que se reconozca el capital social y número de acciones a esta fecha.

Aquellas acciones que no queden suscritas y entregadas a los accionistas en la forma indicada, quedarán canceladas; asimismo quedará cancelado el aumento de capital social en la misma proporción, sin necesidad de acuerdos posteriores.

Una vez que la Asamblea consideró la proposición presentada por el Consejo de Administración, por unanimidad de votos tomó el siguiente:

A C U E R D O

Se aumenta el capital social en su parte variable, hasta por la cantidad de $4,369'383,440.00. Dicho aumento quedará amparado por la emisión de hasta 109,234,586 Acciones comunes, ordinarias, que se destinarán exclusivamente a ser entregadas como dividendo y que quedarán pagadas mediante la aplicación a la cuenta de capital social de la cantidad de $0.51 por acción de la cuenta de utilidades retenidas de la sociedad.
Se emitirán nuevos certificados provisionales en los que se reconozca el capital social y número de acciones a esta fecha.
Con el citado aumento y el consecuente ajuste al capital mínimo fijo y el variable, a efecto de mantener el mismo valor teórico, el capital social quedará integrado de la siguiente forma:
El capital mínimo fijo en $1,919'108,031.00 representado por 1,079,286,894 acciones clase uno.
El capital variable en $13,509'074,077.00 representado por 7,597,366,260 acciones clase dos.
Se acuerda que aquellas acciones que no queden suscritas y entregadas a los accionistas en la forma indicada, quedarán canceladas; asimismo quedará cancelado el

aumento de capital social en la misma proporción, sin necesidad de acuerdos posteriores y se faculta al Consejo para que en función del resultado de la suscripción de acciones por el pago del dividendo, determine la conversión del capital variable al fijo en pesos y acciones.
También se faculta al Consejo para que si por circunstancias del mercado llegara a ser necesario incrementar el aumento de capital o la emisión de las acciones, procedan a efectuarlo y así lo avisen a los accionistas.

IX. NOVENO PUNTO DEL ORDEN DEL DÍA. El Presidente manifestó que este punto del orden del día obedece a un mandato legal de la Ley del Impuesto sobre la Renta, por lo que el Prosecretario leyó un extracto del informe que se entregó a los Accionistas, sobre la revisión de la situación fiscal del contribuyente por el año comprendido del 1° de enero al 31 de diciembre de 2005, que presenta el C.P.C. Felizardo Gastélum Félix, socio de Mancera, S. C. de fecha 12 de junio de 2006. Una copia del reporte se agregará a la presente Acta.

Una vez que la Asamblea conoció el reporte, tomó el siguiente:

A C U E R D O

Se tiene por rendido a la Asamblea el reporte sobre el cumplimiento de las obligaciones fiscales de la Sociedad.

X. DÉCIMO PUNTO DEL ORDEN DEL DÍA. A instrucción expresa del Presidente, el Secretario leyó el reporte sobre el Plan de Acciones para el Personal. Se dijo que por acuerdo del Consejo de Administración, se presenta la situación del fondo para el plan de acciones al personal, el cual al 31 de Diciembre de 2006 estaba integrado por 127,060,583 acciones de la Sociedad de las cuales 114,437,391 se encuentran en un fideicomiso creado para tal fin. Todas las acciones son asignadas a un valor que no es inferior a su valor de mercado a la fecha de la asignación.

Posteriormente los señores Accionistas tomaron el siguiente:

A C U E R D O

Se aprueba el reporte sobre el Plan de Acciones para el personal de la Sociedad.

FILE N°
82-4609

XI. DÉCIMO PRIMER PUNTO DEL ORDEN DEL DÍA. En el desarrollo de este punto, fue presentado el reporte sobre la Fundación Wal-Mart, se dijo que durante el año 2006, la Fundación Wal-Mart de México desarrolló satisfactoriamente su objeto social, coordinando donativos por más de 141 millones de pesos, beneficiando alrededor de 1'900,000 personas.

Se efectuaron donativos directos a 181 instituciones en todo el País.

Por otro lado, se efectuaron donativos en especie, 25,605 Asociados realizaron labores de voluntariado y se lograron experiencias exitosas de involucramiento con la comunidad.

Una vez recibida la información, los presentes tomaron el siguiente:

A C U E R D O

Se aprueba el Reporte sobre la Fundación Wal-Mart de México.

XII. DÉCIMO SEGUNDO PUNTO DEL ORDEN DEL DÍA. A la luz de los resultados obtenidos por la empresa durante el ejercicio social concluido el 31 de Diciembre de 2006 y habiendo examinado la información financiera, se propone ratificar todo lo actuado por el Consejo de Administración.

Los accionistas toman el siguiente:

A C U E R D O

Con base en la información contenida en los reportes presentados, se aprueban y ratifican en su totalidad, las actuaciones del Consejo de Administración durante el ejercicio social del 1° de Enero al 31 de Diciembre de 2006.

XIII. DÉCIMO TERCER PUNTO DEL ORDEN DEL DIA. En seguida, el Secretario de la Asamblea manifiesta que ha recibido una propuesta para integrar el Consejo de Administración.

De esa manera el Consejo de Administración de Wal-Mart de México, S.A.B. de C. V., quedaría integrado en la siguiente forma:

FILE N°
82-4609

CONSEJEROS PROPIETARIOS:	CONSEJEROS SUPLENTES:
ERNESTO VEGA VELASCO (INDEPENDIENTE)	ANTONIO ECHEBARRENA BARRANCO (INDEPENDIENTE)
BLANCA TREVIÑO DE VEGA (INDEPENDIENTE)	ANTONIO ECHEBARRENA BARRANCO (INDEPENDIENTE)
MARTHA MILLER DE LOMBERA (INDEPENDIENTE)	ANTONIO ECHEBARRENA BARRANCO (INDEPENDIENTE)
SUSAN CHAMBERS	WAN LING MARTELLO
CLAIRE WATTS	WAN LING MARTELLO
MICHAEL T. DUKE	MARC N. ROSEN
CRAIG R. HERKERT	MARC N. ROSEN
EDUARDO FRANCISCO SOLÓRZANO MORALES	JOSÉ ANGEL GALLEGOS TURRUBIATES
R. LEE STUCKY	WAN LING MARTELLO
JOHN FLEMING	MARC N. ROSEN
RAFAEL MATUTE LABRADOR SÁNCHEZ	JOSÉ ANGEL GALLEGOS TURRUBIATES

De acuerdo con lo anterior, los Accionistas toman el siguiente:

A C U E R D O

Se tienen por designados a los miembros del Consejo de Administración en la forma y términos señalados.

XIV. DÉCIMO CUARTO PUNTO DEL ORDEN DEL DIA. El Presidente informó a los presentes que se había recibido la propuesta de que Blanca Treviño de Vega fuera designada Presidente de los Comités de Auditoría y de Prácticas Societarias.

Asimismo, se hizo constar que dichos Comités pueden funcionar como uno sólo, en el entendido de que habrá separación de materias en las actas que se formulen.

Una vez evaluada la propuesta, los señores Accionistas tomaron el siguiente:

A C U E R D O

Se nombra a Blanca Treviño de Vega como Presidente de los Comités de Auditoría y de Prácticas Societarias.

XV. DÉCIMO QUINTO PUNTO DEL ORDEN DEL DIA. El Presidente de la Asamblea informa a los accionistas que se ha formulado un proyecto de acta en que se consignan todos los acuerdos adoptados en esta Asamblea el cual pone a su consideración; los accionistas después de haber escuchado dichos acuerdos los aprueban en forma unánime y resuelven que se incluyan en el acta, procediendo a firmarla los que en ella intervinieron. El Secretario hace constar que los representantes de Terceros acreditaron su personalidad de acuerdo con los Estatutos Sociales y que se cumplió con lo dispuesto en el Artículo 49, fracción I de la Ley del Mercado de Valores.

PRESIDENTE

ERNESTO VEGA VELASCO

SECRETARIO

JOSÉ ~~LUIS~~ RODRÍGUEZMACEDO RIVERA

PROSECRETARIO

ENRIQUE PONZANELLI VÁZQUEZ

ESCRUTADOR

CARLOS GARCÍA MELÉNDEZ

ESCRUTADOR

CONSUELO CAMBRÓN CASTELLANOS

ENRIQUE PONZANELLI VAZQUEZ, as the Assistant Secretary for Wal-Mart Mexico S.A.B. de C.V. Board of Directors, hereby certify that this instrument, consisting of eleven pages is a true copy of the original document, which is an integral part of the file of the General Regular Shareholders Meeting held on the date set forth.

Mexico City, March 6, 2007

LIC. ENRIQUE PONZANELLI VAZQUEZ

FILE N° 82-4609

LISTA DE ASISTENCIA A LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE WAL-MART DE MEXICO, S.A.B. DE C.V., CELEBRADA EL 6 DE MARZO DE 2007

TARJETA DE ADMISION	ACCIONISTA	REPRESENTADO POR	ACCIONES DE SU PROPIEDAD SERIE "V"	FIRMA
1	JOEL CRUZ LOPEZ	NO ACREDITO	15,370	CANCELADO
2	GBM GRUPO BURSATIL MEXICANO, S.A. DE C.V. CASA DE BOLSA	JOSUE VALDEZ GALICIA	1,754,661	
3	BBVA BANCOMER, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER	ERIKA AGUILAR GARCIA	45,462,679	
4	THE MEXICO FUND, INC.	GUADALUPE VILLAR ESPINOZA	12,120,430	
5	BANCO SANTANDER SERFIN, S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO SANTANDER	JOAQUIN LEY PINTO	577,407,812	
6	CASA DE BOLSA SANTADER, S.A. DE C.V., GRUPO FINANCIERO SANTANDER	JOAQUIN LEY PINTO	17,718,514	
7	BANCO NACIONAL DE MEXICO, S.A. INTEGRANTE DEL GRUPO FINANCIERO BANAMEX	RICARDO VELAZQUEZ LOPEZ	145,008,629	
8	JOSE ALVAREZ FIGUEROA	SI MISMO	679,362	
9	ANTONIO VILLAR CRAIL	SI MISMO	20,571	
10	MANUEL VILLAVICENCIO ROCHA	SI MISMO	1,155,239	

ESCRUTADOR

CARLOS GARCIA MELENDEZ

ESCRUTADOR

CONSUELO CAMBRON CASTELLANOS

FILE N° 82-4609

LISTA DE ASISTENCIA A LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE WAL-MART DE MEXICO, S.A.B. DE C.V., CELEBRADA EL 6 DE MARZO DE 2007

TARJETA DE ADMISION	ACCIONISTA	REPRESENTADO POR	ACCIONES DE SU PROPIEDAD SERIE "V"	FIRMA
11	JULIO ULLOA NUÑEZ Y/O MARIA ELENA ULLOA ROCHA	NO ACREDITO	136,800	CANCELADO
12	JULIO ULLOA NUÑEZ	NO ACREDITO	136,800	CANCELADO
13	GRUPO SAVA DE MONTERREY, S.A. DE C.V.	NO ACREDITO	31,000	CANCELADO
14	JULIO MARTINEZ SANCHEZ	NO ACREDITO	2,000	CANCELADO
15	SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. GRUPO FINANCIERO SCOTIABANK INVERLAT	NO ACREDITO	28,334,838	CANCELADO
16	INVEX CASA DE BOLSA, S.A. DE C.V., INVEX GRUPO FINANCIERO	MARTIN GONZALEZ BADILLO	82,135	
17	BANCO INVEX, S.A. INSTITUCION DE BANCA MULTIPLE INVEX GRUPO FINANCIERO	NO ACREDITO	200	CANCELADO
18	BANCO INVEX, S.A. INSTITUCION DE BANCA MULTIPLE INVEX GRUPO FINANCIERO	MARTIN GONZALEZ BADILLO	7,611,437	
19	BANCO INVEX, S.A. INSTITUCION DE BANCA MULTIPLE INVEX GRUPO FINANCIERO	NO ACREDITO	1,140,000	CANCELADO
20	JOSE DE JESUS TIRSO CORONA MENDOZA	NO ACREDITO	686,664	CANCELADO

ESCRUTADOR

CARLOS GARCIA MELENDEZ

ESCRUTADOR

CONSUELO CAMBRON CASTELLANOS

FILE N° 82-4609

LISTA DE ASISTENCIA A LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE WAL-MART DE MEXICO, S.A.B. DE C.V., CELEBRADA EL 6 DE MARZO DE 2007

TARJETA DE ADMISION	ACCIONISTA	REPRESENTADO POR	ACCIONES DE SU PROPIEDAD SERIE "V"	FIRMA
21	BENJAMIN BIELAK RADOSHYCKA	NO ACREDITO	53,360	CANCELADO
22	LILIA PEREZ AVRAMOW Y/O INGRID GOTTLIEB PEREZ Y/O KATIA GOTTLIEB PEREZ	NO ACREDITO	14,809,239	CANCELADO
23	ROSALYNDA PEREZ DE COHEN Y/O TEODORO COHEN PEREZ Y/O MICHEL COHEN PEREZ	ROSALYNDA PEREZ DE COHEN	20,500,000	
24	ACCIONES Y VALORES BANAMEX, S.A. DE C.V. CASA DE BOLSA	RICARDO VELAZQUEZ LOPEZ	123,023,249	
25	BANCO NACIONAL DE MEXICO, S.A., INTEGRANTE DEL GRUPO FINANCIERO BANAMEX	RICARDO VELAZQUEZ LOPEZ	1,455,995,493	
26	VECTOR CASA DE BOLSA, S.A. DE C.V.	NO ACREDITO	15,149,153	CANCELADO
27	INTERSALT, S. DE R.L. DE C.V.	ENRIQUE PONZANELLI VAZQUEZ	5,765,800,545	
28	JOSE MANUEL OLMEDO DE LA PEÑA	NO ACREDITO	449,996	CANCELADO
29	ACTINVER CASA DE BOLSA, S.A. DE C.V.	MARISOL HUERTA MONDRAGON	8,806,465	

ESCRUTADOR

CARLOS GARCIA MELENDEZ

ESCRUTADOR

CONSUELO CAMBRON CASTELLANOS

FILE N°
82-4609

LISTA DE ASISTENCIA A LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE WAL-MART DE MEXICO, S.A.B. DE C.V., CELEBRADA EL 6 DE MARZO DE 2007

TARJETA DE ADMISION	ACCIONISTA	REPRESENTADO POR	ACCIONES DE SU PROPIEDAD SERIE "V"	FIRMA
30	INVERSORA BURSATIL, S.A. DE C.V., CASA DE BOLSA GRUPO FINANCIERO INBURSA	ROLANDO BENITEZ ESTEVEZ	7,556,956	
31	MANUEL VILLAVICENCIO ROCHA	SI MISMO	8,925,811	M Villavicencio

Los suscritos, nombrados Escrutadores hacemos constar que en esta Asamblea General Ordinaria de Accionistas de Wal-Mart de México, S.A.B. de C.V., se encuentran presentes Accionistas o Representantes de Accionistas tenedores de 8,199,629,988 acciones, con derecho a voto que representan el 95.82 % de acciones con derecho a voto del capital social. México, Distrito Federal, a seis de marzo de dos mil siete.

ESCRUTADOR

CARLOS GARCIA MELENDEZ

ESCRUTADOR

CONSUELO CAMBRON CASTELLANOS

ENRIQUE PONZANELLI VAZQUEZ, as the Assistant Secretary for Wal-Mart Mexico S.A.B. de C.V. Board of Directors, hereby certify that this instrument, consisting of four pages is a true copy of the original document, which is an integral part of the file of the General Regular Shareholders Meeting held on the date set forth.

Mexico City, March 6, 2007

LIC. ENRIQUE PONZANELLI VAZQUEZ

WAL★MART

FILE N°
82-4609

RECEIVED

2007 MAR 15 A 8:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Mexico City, March 6, 2007

MEXICAN STOCK EXCHANGE
Reforma 255
Mexico City

To. C.P.A. Roberto Cordova Tamariz
Assistant Director for Securities
and Issuers Administration

Dear Sirs,

As the Assistant Secretary for Wal-Mart de Mexico, S.A.B. de C.V. Board of Directors, I hereby declare that each and all of the Assembly minutes required to date have been transcribed, thus they are currently updated in the corresponding corporate books.

Sincerely yours,

ASSISTANT SECRETARY FOR WAL-MART MEXICO,
S.A.B. DE C.V. BOARD OF DIRECTORS

LIC. ENRIQUE PONZANELLI

ERNST & YOUNG

■ MANCERA, S.C.
Antara Polanco
Av. Ejército Nacional 843-B
Col. Granada, 11520 México, D.F.

■ Tel. 5283 1300
Fax. 5283 1392

Bolsa Mexicana de Valores, S.A. de C.V.
Mr. José Manuel Allende Zubirí
Director of Issuers and Securities
Reforma 255, Mezzanine
Col. Cuauhtémoc 06500
Mexico, D.F.

In my capacity of independent auditor of Wal-Mart de Mexico, S.A.B. de C.V. (the Company) and its Subsidiaries, and in conformity with the terms of articles 83 and 84 of the General Provisions Applicable to the Issuers of Securities and other Participants of the Stock Market (the Provisions), in relation to the financial statements of the aforementioned issuer for each of the years ended December 31, 2006 and 2005, I hereby declare the following, under oath to tell the truth:

1. Neither the undersigned nor the firm of which I am a partner is in any of the situations indicated in article 83 of the Provisions; consequently, we can be considered to be independent.

2. I grant my consent to provide the Mexican Banking and Securities Commission, any information that they might require from me, in order to verify my independence.

3. I commit to keep physically or on electromagnetic means, for a period of not less than 5 (five) years, in my offices, all of the documentation, information and other judgmental elements utilized to prepare the tax audit report on the financial statements at December 31, 2006, 2005 and 2004, and to provide that to the Commission.

4. I agree that Wal-Mart de Mexico, S.A.B. de C.V. include in the prospects or supplements referred to in articles 2, section I, clause m) and 3, section X of the Provisions, as well as the annual information referred to in articles 33, section I, clause b), numerals 1 and 36, section I, clause c) of the Provisions, the financial statements at December 31, 2006 and 2005 that I audited, as well as any other financial information whose source comes from the referenced financial statements or from the tax audit report I filed for this purpose, so that such information is made known to the public at large, in the understanding that I can verify such information prior to its inclusion.

5. I have current documentation that certifies my technical capacity.

6. I do not have any offer whatsoever to be a board member or executive of Wal-Mart de Mexico, S.A.B. de C.V.

I attest.

Mancera. S.C.
Member of Ernst & Young Global

Felizardo Gastelum
Partner

Mexico City, March 6, 2007.

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **FEBRUARY 01, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	157,858,900	8,567,928,568
01/02/2007	03160	BUY	210,000	49.056638	10,301,894	ACCIV	STOCK		158,068,900	8,567,718,568
								As of current report	158,068,900	8,567,718,568

Shareholders' equity amount	0
Capital stock amount	10,301,894

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,950,117,102	2,939,815,208

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: FEBRUARY 02, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	158,068,900	8,567,718,568
02/02/2007	03161	BUY	300,000	49.031147	14,709,344	ACCIV	STOCK		158,368,900	8,567,418,568
								As of current report	158,368,900	8,567,418,568

Shareholders' equity amount	0
Capital stock amount	14,709,344

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,939,815,208	2,925,105,864

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **FEBRUARY 09, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	158,368,900	8,567,418,568
09/02/2007	03162	BUY	300,000	47.883573	14,365,072	UBS	STOCK		158,668,900	8,567,118,568
								As of current report	158,668,900	8,567,118,568

Shareholders' equity amount	0
Capital stock amount	14,365,072

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,925,105,864	2,910,740,792

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **FEBRUARY 14, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	158,668,900	8,567,118,568
14/02/2007	03163	BUY	500,000	48.513040	24,256,520	ACCIV	STOCK		159,168,900	8,566,618,568
								As of current report	159,168,900	8,566,618,568

Shareholders' equity amount	0
Capital stock amount	24,256,520

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,910,740,792	2,886,484,272

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: FEBRUARY 15, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	159,168,900	8,566,618,568
15/02/2007	03164	BUY	300,000	47.820667	14,346,200	ACCIV	STOCK		159,468,900	8,566,318,568
								As of current report	159,468,900	8,566,318,568

Shareholders' equity amount	0
Capital stock amount	14,346,200

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,886,484,272	2,872,138,072

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **FEBRUARY 16, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	159,468,900	8,566,318,568
16/02/2007	03165	BUY	520,000	47.630008	24,767,604	ACCIV	STOCK		159,988,900	8,565,798,568
								As of current report	159,988,900	8,565,798,568

Shareholders' equity amount	0
Capital stock amount	24,767,604

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,872,138,072	2,847,370,468

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **FEBRUARY 20, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	159,988,900	8,565,798,568
20/02/2007	03166	BUY	530,000	48.177815	25,534,242	ACCIV	STOCK		160,518,900	8,565,268,568
								As of current report	160,518,900	8,565,268,568

Shareholders' equity amount	0
Capital stock amount	25,534,242

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,847,370,468	2,821,836,226

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **FEBRUARY 21, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	160,518,900	8,565,268,568
21/02/2007	03167	BUY	530,000	47.860675	25,366,158	ACCIV	STOCK		161,048,900	8,564,738,568
								As of current report	161,048,900	8,564,738,568

Shareholders' equity amount	0
Capital stock amount	25,366,158

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,821,836,226	2,796,470,068

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **FEBRUARY 22, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	161,048,900	8,564,738,568
22/02/2007	03168	BUY	500,000	47.329056	23,664,528	GBM	STOCK		161,548,900	8,564,238,568
								As of current report	161,548,900	8,564,238,568

Shareholders' equity amount	0
Capital stock amount	23,664,528

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,796,470,068	2,772,805,540

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **FEBRUARY 23, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	161,548,900	8,564,238,568
23/02/2007	03169	BUY	550,000	46.837105	25,760,408	GBM	STOCK		162,098,900	8,563,688,568
								As of current report	162,098,900	8,563,688,568

Shareholders' equity amount	0
Capital stock amount	25,760,408

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,772,805,540	2,747,045,132

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **FEBRUARY 27, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	162,098,900	8,563,688,568
27/02/2007	03170	BUY	770,000	44.043896	33,913,800	UBS	STOCK		162,868,900	8,562,918,568
								As of current report	162,868,900	8,562,918,568

Shareholders' equity amount	0
Capital stock amount	33,913,800

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,747,045,132	2,713,131,332

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **FEBRUARY 28, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	162,868,900	8,562,918,568
28/02/2007	03171	BUY	2,300,000	43.092909	99,113,691	UBS	STOCK		165,168,900	8,560,618,568
								As of current report	165,168,900	8,560,618,568

Shareholders' equity amount	0

Capital stock amount	99,113,691

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,713,131,332	2,614,017,641

Issuer's Comments


WAL*MART

Our Vision is "Contribute towards improving the quality of life for Mexican families."

WAL-MART DE MEXICO REPORTS FEBRUARY 2007 SALES

FREE TRANSLATION, NOT TO THE LETTER

FILE N° 82-4609

Mexico City, March 8, 2007

Wal-Mart de Mexico, S.A.B. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of February 2007, sales were **$15,027 million pesos**. This figure represents an **18.4%** increase over sales reported the same month last year, and a **13.8%** real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year registered an increase of **10.0%,** and of **5.7%** in real terms compared to the same month of 2006.

Real Sales Growth	February		January - February	
	2007	2006	2007	2006
Total Units (%)	**13.8**	13.0	**13.5**	13.6
Comparable Units (%)	**5.7**	3.9	**5.5**	4.6

Considering the **five-week period** from **January 27 to March 2, 2007** that compares with the five-week period ending March 3, 2006, as well as the **nine-week period** from **December 30 2006 to March 2, 2007** and that compares with the nine-week period that ended March 3, 2006, sales growth was as follows:

Real Sales Growth	5 weeks		9 weeks	
	2007	2006	2007	2006
Total Units (%)	**13.5**	**12.8**	**15.2**	**15.0**
Comparable Units (%)	**5.5**	**3.7**	**6.9**	**5.9**

Openings during the month of November:

We opened three Bodegas Aurrera in the cities of Huachinango, Puebla; Mexico City, and Gomez Palacio, Durango; one Sam's Club in Mexico City; one Superama in Mexico City; and two Suburbias in the cities of Puebla and Tehuacan, Puebla. Additionally, during March we have opened two Bodegas Aurrera one in Mexico City and the other one in Tenosique, Tabasco.

International OTCQX:

Wal-Mart de Mexico with its sponsored level 1 ADR program that has Bank of New York as depositary bank is one of the three first international issuers to trade in "International OTCQX Market Tier" launched by Pink Sheets on March 5, 2007 (www.otcqx.com) The "International OTCQX Market Tier" recognizes the companies that have ADRs trading in the Over the Counter market in the U.S., who distinguished themselves by providing credible information to investors, and meet the financial qualifications of the NYSE listing standards. Among the main benefits is the electronic quotation and trading system, and an online financial information system.

EMPRESA SOCIALMENTE RESPONSABLE

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación WAL*MART México

Corporate Social Responsibility:

During February 2007, 2,963 Associates participated with Wal-Mart de Mexico Foundation, giving 15,558 men-hours to their communities.
On February the Company inaugurated a Supplier Chain Fair in the State of Veracruz, with the participation of forty producers and more than 100 products.
Wal-Mart de Mexico released its Third Social Responsibility and Sustainability Report, which includes details on results for 2006 in five areas: Commitment with Associates, Environment, Communities, Suppliers, and commitment to Mexico. This Report is available at the Company's website.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates **903** units, broken down as follows:

264	Bodegas Aurrera
78	Sam's Clubs
118	Wal-Mart Supercenters
61	Superamas
63	Suburbias
319	Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

END